                                                Filed Pursuant to Rule 424(B)(2)
                                    Registration Nos. 333-62921 and 333-62921-01


          Prospectus Supplement to Prospectus dated November 9, 1998.

                                [SEAGRAMS LOGO]

                                 $3,500,000,000

                         JOSEPH E. SEAGRAM & SONS, INC.

                   $600,000,000 6.250% Senior Notes due 2001

                   $400,000,000 6.400% Senior Notes due 2003

                   $475,000,000 6.625% Senior Notes due 2005

                   $450,000,000 6.800% Senior Notes due 2008

                 $875,000,000 7.500% Senior Debentures due 2018

                 $700,000,000 7.600% Senior Debentures due 2028

             Guaranteed as to Payment of Principal and Interest by

                            THE SEAGRAM COMPANY LTD.
                           -------------------------

    Joseph E. Seagram & Sons, Inc. will pay interest on the Notes and Debentures on June 15 and December 15 of each year. The first such payment will be made on June 15, 1999. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples of $1,000.

    Joseph E. Seagram & Sons, Inc. may not redeem the Notes or Debentures prior to maturity.

    The Notes and Debentures are unsecured debt obligations of Joseph E. Seagram & Sons, Inc. and are guaranteed as to payment of principal and interest by The Seagram Company Ltd.
                           -------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

                                                 Initial Public    Underwriting      Proceeds, before
                                                 Offering Price      Discount      expenses, to Company
                                                 --------------    ------------    --------------------
Per 6.250% Note due 2001.......................          99.798%         0.400%               99.398%
Total..........................................  $  598,788,000    $ 2,400,000        $  596,388,000
Per 6.400% Note due 2003.......................          99.621%         0.600%               99.021%
Total..........................................  $  398,484,000    $ 2,400,000        $  396,084,000
Per 6.625% Note due 2005.......................          99.609%         0.625%               98.984%
Total..........................................  $  473,142,750    $ 2,968,750        $  470,174,000
Per 6.800% Note due 2008.......................          99.543%         0.650%               98.893%
Total..........................................  $  447,943,500    $ 2,925,000        $  445,018,500
Per 7.500% Debenture due 2018..................          99.826%         0.875%               98.951%
Total..........................................  $  873,477,500    $ 7,656,250        $  865,821,250
Per 7.600% Debenture due 2028..................          99.801%         0.875%               98.926%
Total..........................................  $  698,607,000    $ 6,125,000        $  692,482,000
Combined Total (before expenses)...............  $3,490,442,750    $24,475,000        $3,465,967,750

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes and Debentures will accrue from December 16, 1998 and must be paid by the purchaser if the Notes or Debentures are delivered after December 16, 1998.
                           -------------------------

    The underwriters expect to deliver the Notes and Debentures in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on December 16, 1998.

GOLDMAN, SACHS & CO.
           BEAR, STEARNS & CO. INC.
                        MORGAN STANLEY DEAN WITTER
                                   CHASE SECURITIES INC.
                                             MERRILL LYNCH & CO.
                                                     SALOMON SMITH BARNEY
                           -------------------------

                 Prospectus Supplement dated December 11, 1998.

                            THE SEAGRAM COMPANY LTD.

     The Seagram Company Ltd. operates in two global business segments: entertainment and spirits and wine. Unless the context otherwise requires, the term "Guarantor" refers to The Seagram Company Ltd. and its subsidiaries and affiliates and the term "Company" refers to Joseph E. Seagram & Sons, Inc. and its subsidiaries and affiliates. The Company is a wholly-owned subsidiary of the Guarantor and is the Guarantor's principal U.S. spirits and wine subsidiary. The entertainment business segment produces and distributes motion picture, television and home video products, and recorded music; and operates theme parks and retail stores. The spirits and wine business segment is engaged principally in the production and marketing of distilled spirits and wines, as well as coolers, beers and mixers. On December 6, 1998, the Guarantor announced that it had accepted approximately 99.5% of the shares of PolyGram N.V. tendered pursuant to a tender offer by the Guarantor. Pursuant to the offer, the Guarantor paid approximately $8.56 billion in cash and issued approximately 47.9 million common shares (approximately 12 percent of the Guarantor's outstanding common shares after the transaction). Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75% of the PolyGram shares. The term "Acquisition" refers to the acquisition of PolyGram.

SPIRITS AND WINE

     The Guarantor's spirits and wine business, directly and through affiliates and joint ventures in 40 countries and territories, produces, markets and distributes more than 226 brands of distilled spirits, more than 180 brands of wines, Champagnes, Ports and Sherries, and more than 48 brands of coolers, beers, mixers and other low-alcohol adult beverages, which are sold in over 197 countries and territories. Some of these products are sold worldwide and others only in the geographic area where they are produced. In addition to marketing company-owned brands, the Guarantor also distributes spirits, wine and beer brands owned by others.

     Some of the Guarantor's best-known brand names include Crown Royal and Seagram's V.O. Canadian whiskies; Seagram's 7 Crown blended whiskey; Four Roses bourbon; Chivas Regal, Royal Salute and Passport Scotch whiskies; The Glenlivet and Glen Grant single malt Scotch whiskies; Martell Cognacs; Seagram's Extra Dry Gin; Captain Morgan and Myers's rums; Mumm and Perrier-Jouet Champagnes; and Sterling Vineyards California wines. The Guarantor also distributes ABSOLUT VODKA, owned by V&S Vin & Sprit Aktiebolag, in the United States and in most major international markets.

     The Guarantor imports into the United States fine wines, principally French wines and Champagnes, and produces and markets premium California and other wines. Among the wines produced and marketed by the Guarantor are Mumm and Perrier-Jouet Champagnes; Sterling Vineyards California wines; Tessera California wines; Mumm Cuvee Napa California sparkling wine; Sandeman Ports and Sherries; and Matheus Muller and Mumm German sekt. The Monterey Vineyard California wines and Barton & Guestier (B&G) French wines are produced for the Guarantor.

     The spirits and wine industry is highly competitive. The trend toward retailer concentration in the spirits and wine industry, particularly in Europe, has resulted in powerful multinational retailers and buying groups. All marketers of beverage alcohol brands have confronted severe pricing pressure across Europe. During the last few years, these Euro-based multinational retailers and buying groups have expanded into certain markets in Asia and Latin America. In addition, Diageo PLC, which resulted from the merger of two of the largest spirits and wine companies, Grand Metropolitan PLC and Guinness PLC, presents significant challenges for the Guarantor's spirits and wine business in the future.

     The Guarantor continues to address these competitive challenges by investing in its core brands and key growth markets. To maintain and improve the market position of its brands, the Guarantor makes extensive use of magazine, newspaper and outdoor advertising. The Guarantor also utilizes radio and television advertising, although the use of such advertising in connection with the sale of beverage alcohol is restricted in certain countries.

     The Guarantor also markets low-alcohol and non-alcohol adult beverages. Seagram's Coolers are sold in a variety of fruit and mixed drink flavors. The Guarantor's mixer line includes Ginger Ale, Club Soda, Tonic Water and Seltzer. The Guarantor is the exclusive U.S. importer of Grolsch Beer, owned by Royal Grolsch N.V., and of Steinlager Beer, owned by Lion Nathan Limited.

ENTERTAINMENT

     The Guarantor owns an indirect interest of approximately 84% in Universal Studios, Inc., which has three major business units: filmed entertainment, music entertainment and recreation and other. Unless the context otherwise requires, the term "Universal" refers to Universal Studios, Inc. and its subsidiaries and affiliates.

FILMED ENTERTAINMENT

     Universal's filmed entertainment business produces and distributes films worldwide in the theatrical, home video and pay television markets; produces and distributes television products in the international market; operates and has ownership interests in a number of international channels including The Sci-Fi Channel Europe, USA Latin America, recently launched action and suspense channels in France and Germany and a movie channel in Italy; engages in the licensing of merchandising rights and film property publishing rights; and is involved in certain other activities through its ownership of the joint venture and equity interests described below.

     Universal is currently engaged in the production of feature length films intended for initial theatrical exhibition and the production of product for international television markets. In addition, Universal produces animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The arrangements under which Universal's theatrical films are owned, produced and distributed vary widely. Other parties may participate in varying degrees in revenues or other contractually defined amounts. Generally, Universal or its affiliated companies control worldwide distribution, except where they act as a subdistributor in specified territories or contract for specified territories or for specifically defined distribution rights.

     Generally, theatrical films are first distributed in the theatrical, home video and pay television markets. Subsequently, theatrical films are made available for worldwide television network exhibition and/or television syndication. The license agreements with theater operators are on an individual picture basis, and rentals under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     Universal distributes its theatrical product in the United States and Canada to motion picture theatres. Theatrical distribution throughout the rest of the world is primarily conducted by United International Pictures, which is equally owned by Universal, Metro-Goldwyn-Mayer Inc. and an affiliate of Viacom Inc. Universal distributes product to pay television in the United States, Canada and other major international markets. Television distribution in the United States is handled by USANi LLC ("USANi LLC") (approximately 50% owned) and throughout the rest of the world primarily by Universal. Television product produced by USANi LLC is distributed by Universal in international markets. Videocassettes and videodiscs are marketed in the United States and Canada by Universal and outside the United States and Canada by Cinema International B.V., which is 49% owned by Universal and 49% owned by an affiliate of Viacom.

     At September 30, 1998, Universal also owned an approximate 26% interest in Loews Cineplex Entertainment Corporation, which exhibits theatrical films principally in the United States and Canada, and a 49% interest in United Cinemas International Multiplex B.V., which operates motion picture theatres outside of the United States and Canada.

MUSIC ENTERTAINMENT

     Universal's music entertainment business encompasses record labels which develop artist repertoire in the United States and internationally through operations in 26 foreign territories; United States manufacturing, sales, and distribution of recorded music and videos; music publishing; and live event and concert promotion. Universal's record companies create and market recorded music, principally on compact discs and cassettes. Universal's music appears on such labels as MCA Records, Universal Records, MCA Nashville, Geffen Records, DGC Records, GRP Records, Rising Tide, Curb/Universal and Interscope Records (50% ownership). New labels marketed and/or distributed by Geffen Records include Almo Sounds, Outpost Records and DreamWorks Records. Universal also manufactures and distributes recorded music for all of the labels in the group, affiliated label ventures, and others, and distributes video product for Universal and others in the United States. Universal administers the release, marketing and sale of recorded music in major markets outside of the United States; however, in foreign countries other than Canada and the United Kingdom, Universal's record product is manufactured and distributed by third parties, principally BMG Music. Universal also releases soundtrack albums for motion pictures and licenses music from a catalog of more than 175,000 copyrights for a wide variety of uses including recorded music, videocassettes, videodiscs, video games, radio, television and motion pictures. Concerts and live events are presented at and promoted by the Guarantor's Universal Amphitheatre in Los Angeles and Coors Amphitheatre in Chula Vista, California, Fiddler's Green in Denver, Blossom Music Center in Cleveland and the Gorge Amphitheater in George, Washington and through joint ventures at the Coca-Cola Starplex Amphitheatre in Dallas, the Coca-Cola Lakewood Amphitheatre in Atlanta and the Molson Amphitheatre in Toronto, Canada.

RECREATION AND OTHER

     Universal owns and operates Universal Studios Hollywood, a theme park based on Universal's filmed entertainment businesses and located at Universal City, California. Universal has a 50% interest in Universal City Florida Partners, a joint venture which owns Universal Studios Florida, a theme park on approximately 440 acres owned by the joint venture in Orlando, Florida. Universal City Development partners, a partnership in which Universal has a 50% interest, is developing an additional theme park, Universal Studios Islands of Adventure, and related commercial real estate, on approximately 385 acres of land owned by the partnership and adjacent to Universal Studios Florida. Universal Studios Islands of Adventure is expected to open in the spring of 1999. In 1996, Universal announced plans for Universal Studios Japan in Osaka, the Guarantor's first theme park venture outside the United States. Construction began in 1998 with an opening expected in 2001. Universal recently acquired an approximately 37% interest in Port Aventura, S.A., an existing 2000 acre theme park located in Spain near Barcelona.

     Universal owns, develops and manages commercial buildings with approximately 2.4 million rentable square feet of office space in Universal City, including Universal CityWalk and the 10 Universal City Plaza office building, which are occupied by Universal or leased to outside tenants; and Universal owns the Sheraton-Universal Hotel. Universal CityWalk, which is located on Universal property in Universal City, is an integrated retail/entertainment zone which offers shopping, dining, cinemas and entertainment adjacent to Universal Studios Hollywood. Universal also owns a 100,000 square foot office building adjacent to the Universal property.

     At September 30, 1998, Universal owned approximately 27% of SEGA GameWorks L.L.C. which designs, develops and operates location-based entertainment centers. SEGA GameWorks currently owns and operates five such centers in the United States which are located in Seattle, Washington, Las Vegas, Nevada, Grapevine, Texas, Tempe, Arizona and Ontario, California.

     In addition, Universal is involved in other businesses including the operation of retail gift stores and the development of entertainment software. Universal owns Spencer Gifts, Inc. which operates approximately 570 retail gift stores throughout the United States through three groups of stores: the Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend driven products. In connection with the activities of Spencer Gifts, Inc., Universal owns a building in New Jersey and leases approximately 570 stores in various cities in the United States and a warehouse in North Carolina.

     Universal Studios New Media, Inc. develops entertainment software, is responsible for the development and maintenance of Universal's websites and manages Universal's approximate 26% interest (at September 30, 1998) in Interplay Entertainment Corp., an entertainment software developer.

COMPETITION

     FILMED ENTERTAINMENT. The Guarantor's filmed entertainment business competes with all other forms of entertainment. The Guarantor competes with other major film studios and independent producers for creative talent and story products, essential ingredients of the Guarantor's filmed entertainment business. The profitability of the Guarantor's filmed entertainment business is dependent upon the public's changing tastes, shifts in demand, economic conditions and technological developments.

     MUSIC ENTERTAINMENT. The music entertainment industry is highly competitive. The profitability of a company's recorded music business depends on its ability to attract and develop recording artists, the public acceptance of such artists and the recordings released in a particular year. The Guarantor's music business competes for creative talent both from new artists and those artists who have already established themselves through another label. Over-expansion of retail stores for recorded music over the past several years resulted in the closing of many such stores which has further increased competition among recorded music companies. The recorded music business continues to be adversely affected by counterfeiting and piracy, in particular through the home taping of recorded music.

     RECREATION AND OTHER. The Guarantor's theme parks compete with other theme parks in their respective geographic regions and other leisure-time activities. The profitability of the leisure-time industry is influenced by various factors which are not controllable by the Guarantor such as economic conditions, amount of available leisure time, transportation prices and weather patterns.

     Spencer, DAPY and Glow stores compete with numerous retail firms of various sizes throughout the United States, including department and specialty niche-oriented gift stores.

RECENT DEVELOPMENTS

     On October 28, 1998, the Guarantor announced that it has entered into exclusive negotiations with Societe Financiere des Vins de Champagne ("SFVC"), jointly owned by AXA and Groupe Frey, concerning the potential sale of Mumm and Perrier-Jouet Champagne companies to SFVC. SFVC and the Guarantor also confirmed that, if the negotiations are successfully concluded, the Guarantor will retain global distribution of both brands. There can be no assurance that an agreement will be reached with SFVC.

     On December 9, 1998, the Guarantor announced that the disappointing box office performance at Universal Pictures, a unit of Universal, in the second quarter of the fiscal year ending June 30, 1999 would result in a loss in earnings before interest, taxes, depreciation and amortization ("EBITDA") from consolidated companies of approximately $65 million for its filmed entertainment division. Filmed entertainment EBITDA for the comparable quarter in fiscal year 1998 was $98 million. The Guarantor currently anticipates that the filmed entertainment division's fiscal year 1999 EBITDA from consolidated companies could result in a modest loss. The prior year filmed entertainment EBITDA from consolidated companies included EBITDA from USA Networks, Inc. ("USAi") of $58 million in the second quarter and $97 million in the full fiscal year 1998. No USAi contribution will be included in EBITDA from consolidated companies in fiscal year 1999.

     The estimates provided above do not include any charges which may be taken related to the Acquisition.

FORWARD LOOKING STATEMENTS

     The statements contained herein relating to matters that are not historical fact are forward looking statements that are not guarantees of future performance and involve risk and uncertainties, including but not limited to future global economic conditions, foreign exchange rates, the actions of competitors and other factors beyond the control of the Guarantor.

                                 POLYGRAM N.V.

     The following information relating to PolyGram has been taken from or based upon publicly available documents on file with the Securities and Exchange Commission, including PolyGram's Annual Report on Form 20-F for the year ended December 31, 1997, and other publicly available information. No assurance can be given that the Guarantor and the Company are aware of all facts and events that may affect the significance or accuracy of the information furnished.

GENERAL

     PolyGram is an entertainment company involved in the music and film businesses. The principal activity of PolyGram is the acquisition, production, marketing, manufacture and distribution of recorded music. PolyGram also has certain related activities such as music publishing. PolyGram is the largest recorded music company in the world in terms of 1997 sales.

MUSIC

     PolyGram's two principal music activities are popular music and classical music. PolyGram has a significant position in the popular music market, where its labels include A&M, Def Jam (60% owned), Island, Mercury, Mercury Nashville, Verve, Motown and Polydor. It has a leading position in the classical music market through its label companies Decca, Deutsche Grammophon and the Philips Music Group. In 1997, popular music sales accounted for approximately 62% and classical music sales accounted for approximately 8% of PolyGram's net sales.

     PolyGram has stated that it believes that the development of new talent with potential for mass market appeal is the key to obtaining market share and profitability. The company considers the main sources of international popular repertoire to be the United States and the United Kingdom. However, PolyGram has stated that it believes that it is distinquishable from its competitors in its strength in national domestic repertoire that taps the individual country tastes of consumers in PolyGram's markets. From time to time certain national acts such as Andrea Bocelli from Italy, appeal to a wider international market. PolyGram continually seeks to exploit the rights it acquires or creates. New releases are an important aspect of this exploitation as well as the exploitation of existing catalogs including music from such artists as Bob Marley, The Police, Def Leppard and Van Morrison, and the soundtracks to "Grease" and "Saturday Night Fever". Exploitation of the catalog may include the issue of re-releases, "Best of" and compilation albums.

     PolyGram's music activities also involve music publishing and other related activities which, in aggregate, accounted for approximately 14% of net sales in 1997.

POPULAR MUSIC

     A popular music record company is dependent to a significant degree on its ability to sign and retain artists who will appeal to popular taste over a period of time. Each PolyGram recorded popular music operation has its own artist and repertoire staff whose task is to identify and sign both new artists with potential appeal and established artists who will complement PolyGram's existing artist roster or whose potential PolyGram believes has not been fully exploited. PolyGram has stated that it believes that the diversity of its popular music labels, repertoire and catalogs helps to absorb the impact of shifts in audience tastes. PolyGram's primary popular labels are A&M, Def Jam (60% owned), Island, Mercury, Mercury Nashville, Verve, Motown and Polydor. Artists who are currently, directly or through third parties, under contract with PolyGram for one or more important territories include Bryan Adams, All Saints, The Bee Gees, Bjork, Andrea Bocelli, Bon Jovi, Boyz II Men, Sheryl

Crow, Elton John, Glay, Hanson, Lionel Ritchie, LL Cool J, Metallica, Sting, Shania Twain, Texas and U2.

     Top selling albums in 1997 were Hanson's debut album, "Middle of Nowhere", selling 8.4 million units, Andrea Bocelli's "Romanza" which sold 6.8 million units and U2's "Pop" which sold 5.5 million units. PolyGram had 38 albums which each sold over 1 million units in 1997, compared to 34 albums in 1996.

     PolyGram also owns Verve, one of the world's leading jazz labels, whose artists include Herbie Hancock, Joe Henderson, Charlie Haden and Wayne Shorter. In 1997, significant releases included "Beyond the Missouri Sky" by Charlie Haden and Pat Metheny and "Dear Ella" by Dee Dee Bridgewater.

     PolyGram seeks to contract with its popular artists on an exclusive basis for the marketing of their recordings (both audio and audio-visual) in return for a royalty on the wholesale or retail selling price of the recording. PolyGram generally seeks to obtain rights on a worldwide basis, although certain of its artists have licensed rights for the United States and/or other areas to other record companies.

CLASSICAL MUSIC

     Industry experts estimate that the market for classical music represented approximately 5% in retail value of the total music market in 1997. It is an important business for PolyGram, which holds a leading position in this market as a result of its ownership of three major classical label companies: Decca (based in the United Kingdom), Deutsche Grammophon (based in Germany) and the Philips Music Group (based in The Netherlands).

     Highlights of PolyGram's classical music business during 1997 include Decca's "Braveheart" soundtrack, "A Hymn For The World", and Philips Music Group's "Shine" soundtrack.

     The catalogs of the individual classical companies include recordings featuring many world famous artists, many of whom have been associated with the labels over long-term periods.

     While exclusive artist contracts are not uncommon and can extend over a long period, many artists and orchestral contracts are of shorter duration and only refer to specific recordings. The structure of classical contractual agreements varies considerably and ranges from lump sum payments to royalty arrangements including advances. The rights to exploit recordings are usually negotiated on a worldwide basis.

RELATED ACTIVITIES

     Music Publishing. Music publishing involves the acquisition of rights to, and exploitation of, musical compositions (as compared with recordings). Principal sources of revenue are mechanical reproduction royalties from the reproduction of musical works on sound carriers and license fees from radio and television broadcasting and public performance of musical works.

     PolyGram enters into agreements with composers and authors of musical compositions for the purpose of exploiting such compositions by way of licensing for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, PolyGram licenses such compositions for use in printed sheet music and song folios. PolyGram also licenses and acquires catalogues of musical composition from third parties such as other music publishers and composers and authors who have retained or re-acquired rights.

     PolyGram's publishing catalog extends to more than 385,000 titles that are owned or controlled by it, making PolyGram the world's third largest music publisher, although its two principal competitors are significantly larger. Of these titles, approximately one quarter are currently generating revenues. Writers represented by PolyGram's publishing companies include the late Jerome Kern, the late Leonard Bernstein, Andrew Lloyd Webber, Tim Rice and the members of The Cranberries, Bon Jovi and U2.

     Other Music Related Activities. PolyGram has stated that it believes that music TV has the potential to generate significant revenue. As a result, PolyGram has entered into a partnership with EMI, Sony and Warner to form VIVA, a 24-hour video music cable channel based in Germany. VIVA has German language programming and a significant content of national repertoire. PolyGram is also a partner with Viacom in MTV Asia, which is based in Singapore and broadcasts to India and the South and South-East Asian regions in English and Chinese.

     The company has also begun to exploit the brand names associated with its labels. In early 1997, PolyGram and a group of other investors opened the second Motown Cafe in Las Vegas (the first having been opened in New York in 1995) featuring the history and sounds of Motown. A third Motown Cafe is planned to be opened in Orlando in 1998. PolyGram has licensed the use of the Motown trademark to these ventures and is actively considering other Motown licensing opportunities.

FILMED ENTERTAINMENT

     The company has three principal film production labels: Propaganda, Working Title and Interscope. Recent releases include "Bean -- The Ultimate Disaster Movie", "The Game" and "The Borrowers". Other films produced by the company include "Four Weddings and a Funeral", "Fargo" and "Dead Man Walking". As well as producing and co-producing its own films, the company purchases the distribution rights to a number of films each year which have been produced by third parties. Recently acquired titles include "The Usual Suspects" and "Spiceworld: The Movie".

RECENT DEVELOPMENTS

     On November 10, 1998, the Guarantor entered into an agreement to sell certain film library assets of PolyGram's film division to an indirect subsidiary of Metro-Goldwyn-Mayer Inc., Orion Pictures Library Acquisition Co., Inc., following the Acquisition. The purchase price for the transaction is approximately $250 million, with $235 million to be paid in cash at the closing of such transaction and the remaining estimated $15 million to be paid from operating cash flow from the assets prior to the expected closing of such transaction on January 5, 1999. The transaction is subject to the receipt of regulatory approvals and other customary closing conditions. Discussions with other parties regarding the sale of certain other film and television library assets of PolyGram's film division have taken place and the Guarantor is continuing to examine strategic alternatives regarding the film division's production and distribution operations.

                                USE OF PROCEEDS

     The net proceeds of the offering of the Notes and Debentures are estimated to be approximately $3.465 billion after expenses. The Company will use the proceeds it receives from the sale of the Notes and Debentures to repay borrowings under the Company's bank credit facilities of approximately $465 million due June 14, 2001 and approximately $3.0 billion due October 20, 1999. The borrowings under the bank credit facilities were incurred in connection with the Acquisition and bear interest at a floating rate (currently 6.28% per annum) which is adjusted at periods elected by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity, Capital Resources and Market Risk" for a discussion of the additional funds utilized in connection with the financing of the Acquisition.

               CONDENSED CONSOLIDATED CAPITALIZATION OF GUARANTOR

     The following table summarizes the consolidated capital structure of the Guarantor and its direct and indirect subsidiaries at September 30, 1998 on an historical basis and as adjusted for the Acquisition and related financings.

                                                                            AS ADJUSTED FOR
                                                              GUARANTOR           THE
                                                              HISTORICAL      ACQUISITION
                                                              ----------    ---------------
                                                               (U.S. DOLLARS IN MILLIONS)
Cash and short-term investments at cost.....................   $ 3,753          $   708
                                                               =======          =======
Short-term borrowings.......................................   $ 1,525          $ 2,924
Indebtedness payable in one year............................       295              295
Long-term indebtedness......................................     2,266            6,842
Minority interest...........................................     1,923            1,957
Shareholder's Equity........................................    10,329           12,329
                                                               -------          -------
Total capitalization........................................   $16,338          $24,347
                                                               =======          =======

        GUARANTOR UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     On August 25, 1998, the Guarantor completed the sale of Tropicana Products, Inc. and the Guarantor's global juice business ("Tropicana") to PepsiCo, Inc. for cash proceeds of approximately $3.3 billion. The proceeds from the Tropicana sale have been used by the Guarantor to provide part of the financing for the Acquisition. In connection with the Acquisition, the Guarantor commenced an offer to acquire all issued shares, par value NLG 0.50 per share, of PolyGram for per share consideration, at the election of each holder of PolyGram shares, of either (i) 1.3772 common shares without nominal or par value of the Guarantor or (ii) NLG 115, net to the seller in cash. Consideration in the form of shares was paid in exchange for approximately 34.8 million PolyGram shares and cash consideration was paid in respect to all other tendered PolyGram shares. The offer expired on December 4, 1998, and the Guarantor has acquired approximately
99.5 percent of the PolyGram shares pursuant thereto.

     The following Unaudited Pro Forma Consolidated Balance Sheet of the Guarantor as of September 30, 1998 and Unaudited Pro Forma Consolidated Statements of Income of the Guarantor for the three months ended September 30, 1998 and the fiscal year ended June 30, 1998 illustrate (1) the effect of the Acquisition as if it had been consummated on September 30, 1998 for the Unaudited Pro Forma Consolidated Balance Sheet, (2) the effect of the sale of Tropicana and the Acquisition as if each had been consummated on July 1, 1997 for the Unaudited Pro Forma Consolidated Statement of Income for the three months ended September 30, 1998 and (3) the effect of the sale of Tropicana, the Acquisition and the other transactions described below as if such transactions had been consummated on July 1, 1997 for the Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended June 30, 1998. For purposes of the following Unaudited Pro Forma Consolidated Financial Statements, the total purchase price of the Acquisition includes cash consideration of $8.56 billion and the issuance of approximately 47.9 million common shares of the Guarantor valued at $2.0 billion. The Acquisition has been accounted for as a purchase.

     The other transactions referred to in the immediately preceding paragraph are:

- On October 21, 1997, the acquisition by Universal of an incremental 50% interest in the USA Networks partnership (the "USA Networks transaction"), including The Sci-Fi Channel, for $1.7 billion in cash. The USA Networks transaction was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $1.6 billion of unallocated excess of cost over fair value of assets acquired which was being amortized over 40 years, and

- On February 12, 1998, the sale of a 50% interest in USA Networks to USAi and the contribution of the remaining 50% interest in USA Networks and the majority of the television assets ("UTV") of Universal, including all of Universal's domestic television production and distribution operations and 50% of the international operations of USA Networks, to USANi LLC, in a transaction (the "USAi transaction") in which Universal received cash, 13.5 million shares of USAi (after giving effect to the 2 for 1 split of USAi stock on March 26, 1998), consisting of approximately 7.1 million shares of common stock and 6.4 million shares of Class B common stock which, at the date of acquisition, in the aggregate represented a 10.7% equity interest in USAi, and a 45.8% interest in USANi LLC which is exchangeable for USAi common stock and Class B common stock. The USAi transaction resulted in $82 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years. The investment in
  7.1 million shares of USAi common stock held by Universal at September 30, 1998 is accounted for at market value ($138 million at September 30, 1998) and has an underlying historical cost of $142 million. The investment in the 6.4 million shares of Class B common stock of USAi is carried at its historical cost of $128 million. The investment in USANi LLC is included in investments in unconsolidated companies on the consolidated balance sheet and is accounted for under the equity method.

     No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies.

     Pursuant to the agreement relating to the Acquisition, PolyGram retained a financial advisor for the purpose of selling PolyGram's film division as promptly as practicable. On November 10, 1998, the Guarantor and PolyGram entered into an agreement with a subsidiary of Metro-Goldwyn-Mayer Inc. with respect to the previously announced agreement in principle to sell certain library assets of PolyGram's film division to a subsidiary of MGM following the Acquisition. Discussions with other parties regarding the sale of certain other library assets of PolyGram's film division have taken place, and the Guarantor is continuing to examine strategic alternatives regarding the film division's production and distribution operations. No adjustment has been included in the pro forma amounts for any sale of PolyGram film division assets.

     The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with (1) PolyGram's selected historical consolidated financial data, set forth under "Polygram Selected Historical Consolidated Financial Data"; (2) the historical financial statements of PolyGram (including the notes thereto) for the year ended December 31, 1997 and the PolyGram unaudited consolidated interim financial data incorporated by reference in the Guarantor's Current Reports on Form 8-K, dated August 25, 1998, as amended, and November 24, 1998, which are incorporated by reference herein; (3) the historical financial statements of the Guarantor contained in the Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, which is incorporated by reference herein; and (4) the historical unaudited financial statements of the Guarantor contained in the Guarantor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

     The Unaudited Pro Forma Consolidated Financial Statements of the Guarantor are presented for comparative purposes only and are not intended to be indicative of actual consolidated results of operations or consolidated financial position that would have been achieved had the sale of Tropicana, the Acquisition, the USA Networks transaction and the USAi transaction been consummated as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                           (U.S. DOLLARS IN MILLIONS)

                                                                       POLYGRAM              POLYGRAM               SEAGRAM
                                                  SEAGRAM              FINANCIAL             PRO FORMA           CONSOLIDATED
                                                HISTORICAL           STATEMENTS(A)          ADJUSTMENTS            PRO FORMA
                                                ----------           -------------          -----------          ------------
ASSETS
    Current assets
        Cash and short-term investments at
          cost............................     $       3,753         $          98         $       5,417(b)      $         708
                                                                                                  (8,560)(c)
        Receivables, net..................             2,216                 1,268                    --                 3,484
        Inventories.......................             2,734                   154                    --                 2,888
        Film costs, net of amortization...               304                   194                    --                   498
        Deferred income taxes.............               294                   216                    --                   510
        Prepaid expenses and other current
          assets..........................               683                   528                  (188)(d)             1,023
                                               -------------         -------------         -------------         -------------
            TOTAL CURRENT ASSETS..........             9,984                 2,458                (3,331)                9,111(k)
                                               -------------         -------------         -------------         -------------
    Common stock of DuPont................               925                    --                    --                   925
    Common stock of USAi..................               266                    --                    --                   266
    Film costs, net of amortization.......             1,292                   315                    --                 1,607
    Artists' contracts, advances and other
      entertainment assets................               860                 1,265                 2,800(e)              4,925
    Property, plant and equipment, net....             2,759                   405                    --                 3,164
    Investment in unconsolidated
      companies...........................             3,836                    69                    --                 3,905
    Excess of cost over fair value of
      assets acquired.....................             3,109                 1,060                 6,754(e)             10,923
    Deferred charges and other assets.....               651                    68                    --                   719
                                               -------------         -------------         -------------         -------------
                                               $      23,682         $       5,640         $       6,223         $      35,545(k)
                                               =============         =============         =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
        Short-term borrowings and
          indebtedness payable within one
          year............................     $       1,820         $         482         $         917(f)      $       3,219
        Accrued royalties and
          participations..................               738                   911                    --                 1,649
        Payables and accrued
          liabilities.....................             2,043                 1,037                    95(g)              3,175
        Income and other taxes............               525                    47                    --                   572
                                               -------------         -------------         -------------         -------------
            TOTAL CURRENT LIABILITIES.....             5,126                 2,477                 1,012                 8,615(k)
                                               -------------         -------------         -------------         -------------
    Long-term indebtedness................             2,266                    76                 4,500(h)              6,842
    Accrued royalties and
      participations......................               453                   187                    --                   640
    Deferred income taxes.................             2,541                   271                 1,064(e)              3,876
    Other credits.........................             1,044                   242                    --                 1,286
    Minority interest.....................             1,923                    34                    --                 1,957
    Shareholders' equity
        Shares without par value..........               859                 2,353                (2,353)(i)             2,859
                                                                                                   2,000(j)
        Cumulative currency translation
          adjustments.....................              (382)                   --                    --                  (382)
        Cumulative gain on equity
          securities after tax............               477                    --                    --                   477
        Retained earnings.................             9,375                    --                    --                 9,375
                                               -------------         -------------         -------------         -------------
            TOTAL SHAREHOLDERS' EQUITY....            10,329                 2,353                  (353)               12,329
                                               -------------         -------------         -------------         -------------
                                               $      23,682         $       5,640         $       6,223         $      35,545
                                               =============         =============         =============         =============

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                           (U.S. DOLLARS IN MILLIONS)

                                                                    PRO FORMA ADJUSTMENTS
                                                  ---------------------------------------------------------
                                                                          POLYGRAM                                  SEAGRAM
                                  SEAGRAM              TROPICANA          FINANCIAL          POLYGRAM            CONSOLIDATED
                                HISTORICAL            ADJUSTMENTS       STATEMENTS(L)       ADJUSTMENTS            PRO FORMA
                                ----------            -----------       -------------       -----------          ------------
Revenues..................    $         2,247                            $     1,343                            $         3,590
Cost of revenues..........              1,282                                    741      $            83(m)              2,106
Selling, general and
  administrative
  expenses................                786                                    533                   42(n)              1,361
                              ---------------                            -----------      ---------------       ---------------
Operating income..........                179                                     69                 (125)                  123(k)
  Interest, net and
    other.................                 41                                     11                   93(o)                145
                              ---------------                            -----------      ---------------       ---------------
                                          138                                     58                 (218)                  (22)
  Provision (benefit) for
    income taxes..........                 87                                    (11)                 (65)(p)                11
  Minority interest charge
    (credit)..............                  6                                     (4)                  (6)(q)                (4)
Equity earnings (loss)
  from unconsolidated
  companies...............                 50                                     (2)                  --                    48
                              ---------------                            -----------      ---------------       ---------------
  Income (loss) from
    continuing
    operations............    $            95                            $        71      $          (147)      $            19
  Discontinued Tropicana
    operations:
    Loss from discontinued
      operations (net of
      taxes of $0)........                 (3)                    3(r)            --                   --                    --
    Gain on sale of
      discontinued
      operations (net of
      taxes of $373)......              1,072                (1,072)(s)           --                   --                    --
                              ---------------       ---------------      -----------      ---------------       ---------------
                                        1,069                (1,069)              --                   --                    --
                              ---------------       ---------------      -----------      ---------------       ---------------
Net income (loss).........    $         1,164       $        (1,069)     $        71      $          (147)      $            19(k)
                              ===============       ===============      ===========      ===============       ===============

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998
                           (U.S. DOLLARS IN MILLIONS)

                                                        PRO FORMA
                                                       ADJUSTMENTS                      PRO FORMA ADJUSTMENTS
                                                   -------------------                 ------------------------
                                                                         GUARANTOR/                   POLYGRAM
                                                   UTV AND                  USAI                     FINANCIAL
                                      GUARANTOR      USA        USAI &       PRO        TROPICANA    STATEMENTS
                                      HISTORICAL   NETWORKS     OTHER       FORMA      ADJUSTMENTS      (L)
                                      ----------   --------     ------   ----------    -----------   ----------
Revenues............................    $9,474      $(376)(t)    $11(v)    $9,109                      $5,559
Cost of revenues....................     5,525       (232)(t)               5,293                       3,045
Selling, general and administrative
 expenses...........................     3,396        (53)(t)      8(v)     3,351                       2,156
                                        ------      -----        ---       ------                      ------
Operating income....................       553        (91)         3          465                         358
 Interest, net and other............       228        (38)(t)     21(w)       211                          14
 Gain on sale of Time Warner
   Shares...........................       926         --         --          926           --             --
 Gain on USAi transaction...........       360         --         --          360           --             --
                                        ------      -----        ---       ------                      ------
                                         1,611        (53)      (18)        1,540                         344
 Provision (benefit) for income
   taxes............................       638        (14)         3(p)       627                         102
 Minority interest charge
   (credit).........................        48        (10)(t)      6(q)        44                          11
 Equity (losses) earnings from
   unconsolidated companies.........      (45)         31(t)      19(u)         5           --            (11)
                                        ------      -----        ---       ------         ----         ------
 Income (loss) from continuing
   operations.......................    $  880      $   2        $(8)      $  874                      $  220
 Income from discontinued Tropicana
   operations, after tax............        66         --         --           66         $(66)(r)         --
                                        ------      -----        ---       ------         ----         ------
Net income (loss)...................    $  946      $   2        $(8)      $  940         $(66)        $  220
                                        ======      =====        ===       ======         ====         ======


                                         PRO FORMA ADJUSTMENTS
                                      ---------------------------

                                                      GUARANTOR
                                       POLYGRAM      CONSOLIDATED
                                      ADJUSTMENTS     PRO FORMA
                                      -----------    ------------
Revenues............................                   $14,668
Cost of revenues....................     $ 347(m)        8,685
Selling, general and administrative
 expenses...........................       174(n)        5,681
                                         -----         -------
Operating income....................      (521)            302(k)
 Interest, net and other............       373(o)          598
 Gain on sale of Time Warner
   Shares...........................        --             926
 Gain on USAi transaction...........        --             360
                                         -----         -------
                                          (894)            990
 Provision (benefit) for income
   taxes............................      (263)(p)         466
 Minority interest charge
   (credit).........................       (35)(q)          20
 Equity (losses) earnings from
   unconsolidated companies.........        --             (6)
                                         -----         -------
 Income (loss) from continuing
   operations.......................     $(596)        $   498
 Income from discontinued Tropicana
   operations, after tax............        --              --
                                         -----         -------
Net income (loss)...................     $(596)        $   498(k)
                                         =====         =======

                     NOTES TO GUARANTOR UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

(a) The PolyGram financial statements have been converted to U.S. GAAP and certain reclassifications have been made to conform to the Guarantor's account classifications. The balance sheet has been converted at a rate of
     1.8794 Dutch Guilders to 1.0 U.S. dollar.

(b) Reflects the cash proceeds from short term borrowings and long term borrowings.

(c)  Reflects the cash paid to PolyGram shareholders in the Acquisition.

(d) Reflects option premiums for the purchase of various currency options to hedge the Guarantor's currency exposure given that the cash consideration payable in the Acquisition is payable in Dutch Guilders. The Guarantor has purchased options to sell $6.8 billion in exchange for Deutsch Marks, which are being used as a proxy for Dutch Guilders due to the greater liquidity available in the German currency, at strike prices equivalent to the forward rates at the times of purchase. These options mature on various dates near the expected close of the Acquisition.

(e) Reflects preliminary estimates of the revaluation of artist contracts, catalogs and music publishing to fair value and the associated deferred tax liability and the unallocated amount of the excess of the purchase price over the fair value of PolyGram assets acquired. The Guarantor is currently evaluating the fair value of certain assets to be acquired and liabilities to be assumed. Upon completion of this valuation, the Guarantor will make a final allocation of the excess purchase price over fair value, which may include adjustments to the preliminary estimates referenced above. Accordingly, the purchase accounting allocation is preliminary and has been made solely for the purpose of developing the unaudited pro forma consolidated financial information.

(f)  Reflects the short-term borrowings to finance the Acquisition.

(g) Reflects financing and transaction costs incurred as a result of the Acquisition.

(h)  Reflects the long-term borrowings to finance the Acquisition.

(i)   Reflects the elimination of historical PolyGram equity.

(j) Reflects the issuance of 47,904,191 of the Guarantor's common shares at $41.75 per share to PolyGram shareholders in the Acquisition.

(k) Includes PolyGram's film division balances which represent approximately five percent of the Guarantor's pro forma current assets, approximately two percent of the Guarantor's pro forma total assets, approximately five percent of the Guarantor's pro forma current liabilities and approximately two percent of the Guarantor's pro forma total liabilities. The operating loss and net loss for PolyGram's film division for the three months ended September 30, 1998 were $38 million and $48 million, respectively. The operating loss and net loss for PolyGram's film division for the twelve months ended June 30, 1998 were $102 million and $150 million, respectively.

(l) The PolyGram financial statements for the three months ended September 30, 1998 have been converted to U.S. GAAP and certain reclassifications have been made to conform to the Guarantor's account classifications. The income statement has been converted to U.S. dollars at an average rate of 1.9868 Dutch Guilders to 1.0 U.S. dollar for the three months ended September 30, 1998 and 2.01812 Dutch Guilders to 1.0 U.S. dollars for the twelve months ended June 30, 1998.

(m) Reflects the amortization, on an accelerated basis over periods from 14 to 20 years, of the $2.8 billion revaluation to fair value of artist contracts, catalogs and music publishing assets as described in note (e). Amortization for the fiscal years ending June 30, 1999, June 30, 2000, June 30, 2001 and June 30, 2002 will be $332 million, $228 million, $198 million and $183 million, respectively.

(n) Reflects the amortization, over a 40 year period, of the unallocated amount of the excess of the purchase price over the fair value of PolyGram assets acquired as described in note (e).

(o) Reflects the additional interest expense resulting from the increased short-term borrowings of approximately $917 million at an average borrowing rate of 6.28% and increased long-term borrowings of $4.5 billion at an average borrowing rate of 7.02% for the payment of $8.35 billion of the $10.35 billion purchase price to acquire 100% of PolyGram in the Acquisition. The balance of the $8.35 billion payment will be funded from the net sale proceeds from the sale of Tropicana.

(p)  Reflects the income taxes provided for at the statutory income tax rate.

(q) Reflects the adjustment of interest attributable to minority shareholders of Universal.

(r)  Reflects the removal of Tropicana net income.

(s)  Reflects the removal of the gain on the sale of Tropicana.

(t) Reflects the elimination of USA Networks and the television business contributed to USANi LLC. The initial 50% interest was accounted for under the equity method of accounting, while the acquisition of the remaining 50% interest was accounted for under the purchase method of accounting.

(u) Reflects the 45.8% equity in the net income of USANi LLC net of the amortization of goodwill on the investment in USANi LLC over 40 years. The interest in USANi LLC is accounted for under the equity method of accounting.

(v) Reflects distribution agreements which principally include: (1) USAi's distribution of Universal's library and other television product and theatrical films in domestic television markets and (2) Universal's distribution of USAi's television product in foreign markets.

(w) Reflects the additional interest expense resulting from the increased short-term borrowings for the payment of $1.7 billion for the incremental 50% interest in USA Networks offset by the reduction of short-term borrowings using cash proceeds of $1.3 billion from the USAi transaction, at an average borrowing rate of 5.4%.

       GUARANTOR UNAUDITED SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION

     The following Unaudited Supplementary Pro Forma Financial Information of the Guarantor is intended solely to provide investors with additional data and should be read in conjunction with (i) the Unaudited Pro Forma Consolidated Statement of Income of the Guarantor for the fiscal year ended June 30, 1998 included in this Prospectus Supplement, and (ii) the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1998 and Unaudited Pro Forma Consolidated Statement of Income of the Guarantor for the three months ended September 30, 1998 included in this Prospectus Supplement.

     The Unaudited Supplementary Pro Forma Financial Information that follows includes revenues and EBITDA of the Guarantor and its consolidated subsidiaries. EBITDA is a non-GAAP financial metric utilized by management and is intended solely to provide additional information to investors. The Guarantor believes EBITDA provides additional information for understanding its underlying business results. The Guarantor also believes EBITDA is an appropriate measure of the Guarantor's operating performance, given the goodwill associated with the Guarantor's acquisitions. However, EBITDA should be considered in addition to, not as a substitute for, reported revenues, operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles.

     The Unaudited Supplementary Pro Forma Financial Information for the fiscal year ended June 30, 1998 illustrates the effect of the Acquisition and the other transactions referred to below as if such transactions had been consummated on July 1, 1997. The Unaudited Supplementary Pro Forma Financial Information for the three months ended September 30, 1998 illustrates the effect of the Acquisition as if it had been consummated on July 1, 1997.

     For purposes of the following Unaudited Supplementary Pro Forma Financial Information, the total purchase price of the Acquisition includes cash consideration of $8.56 billion and the issuance of approximately 47.9 million common shares of the Guarantor valued at $2.0 billion. The Acquisition has been accounted for as a purchase.

     The other transactions referred to above are:

- On October 21, 1997, the acquisition by Universal of an incremental 50% interest in the USA Networks partnership, including The Sci-Fi Channel, for $1.7 billion in cash. The USA Networks transaction was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $1.6 billion of unallocated excess of cost over fair value of assets acquired which was being amortized over 40 years, and

- On February 12, 1998, the sale of a 50% interest in USA Networks to USAi and the contribution of the remaining 50% interest in USA Networks and the majority of the television assets of Universal, including all of Universal's domestic television production and distribution operations and 50% of the international operations of USA Networks, to USANi LLC in a transaction in which Universal received cash, 13.5 million shares of USAi (after giving effect to the 2 for 1 split of USAi stock on March 26, 1998), consisting of approximately 7.1 million shares of common stock and 6.4 million shares of Class B common stock which, at the date of acquisition, in the aggregate represented a 10.7% equity interest in USAi, and a 45.8% interest in USANi LLC which is exchangeable for USAi common stock and Class B common stock. The USAi transaction resulted in $82 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years. The investment in the 7.1 million shares of USAi common stock held by Universal accounted for at market value. The investment in the 6.4 million shares of Class B common stock of USAi is carried at its historical cost. The investment in USANi LLC is included in investments in unconsolidated companies on the consolidated balance sheet and is accounted for under the equity method.

     No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies.

     Pursuant to the agreement relating to the Acquisition, Polygram retained a financial advisor for the purpose of selling PolyGram's film division as promptly as practicable. On November 10, 1998, the Guarantor and PolyGram entered into an agreement with a subsidiary of MGM with respect to the previously announced agreement in principle to sell certain library assets of PolyGram's film division to a subsidiary of MGM following the Acquisition. Discussions with other parties regarding the sale of certain other library assets of PolyGram's film division have taken place, and the Guarantor is continuing to examine strategic alternatives regarding the film division's production and distribution operations. No adjustment has been included in the pro forma amounts for any sale of Polygram film division assets.

     The Unaudited Supplementary Pro Forma Financial Information of the Guarantor is presented for comparative purposes only and is not intended to be indicative of actual consolidated results of operations that would have been achieved had the Acquisition, the USA Networks transaction and the USAi transaction been consummated as of the dates indicated above nor does it purport to indicate results which may be attained in the future.

            UNAUDITED SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998
                           (U.S. DOLLARS IN MILLIONS)

                                                PRO FORMA                              PRO FORMA
                                               ADJUSTMENTS                            ADJUSTMENTS
                                            ------------------               ------------------------------
                                            UTV AND              SEAGRAM/        POLYGRAM                       SEAGRAM
                                SEAGRAM       USA       USAI &     USAI         FINANCIAL        POLYGRAM     CONSOLIDATED
                               HISTORICAL   NETWORKS    OTHER    PRO FORMA   STATEMENTS(C)(D)   ADJUSTMENTS    PRO FORMA
                               ----------   --------    ------   ---------   ----------------   -----------   ------------
Revenues
  Spirits and Wine...........    $4,525      $  --        $--     $4,525          $   --           $  --        $ 4,525
  Entertainment
    Filmed Entertainment.....     2,793       (376)(a)    11(b)    2,428              --              --          2,428
    Music....................     1,461         --        --       1,461           5,559              --          7,020
    Recreation and Other.....       695         --        --         695              --              --            695
                                 ------      -----        --      ------          ------           -----        -------
  Total Entertainment........     4,949       (376)       11       4,584           5,559              --         10,143
Total Revenues...............    $9,474      $(376)       $11     $9,109          $5,559           $  --        $14,668
                                 ======      =====        ==      ======          ======           =====        =======
EBITDA
  Spirits and Wine...........    $  583      $  --        $--     $  583          $   --           $  --        $   583
  Entertainment
    Filmed Entertainment.....       316       (115)(a)     3(b)      204              --              --            204
    Music....................        84         --        --          84             540              --            624
    Recreation and Other.....        99         --        --          99              --              --             99
                                 ------      -----        --      ------          ------           -----        -------
  Total Entertainment........       499       (115)        3         387             540              --            927
Total EBITDA.................     1,082       (115)        3         970             540              --          1,510
Depreciation and
  Amortization...............       416        (24)(a)    --         392             182             521(e)       1,095
Corporate Expenses...........       113         --        --         113              --              --            113
                                 ------      -----        --      ------          ------           -----        -------
Operating Income.............    $  553      $ (91)       $3      $  465          $  358           $(521)       $   302
                                 ======      =====        ==      ======          ======           =====        =======

            UNAUDITED SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                           (U.S. DOLLARS IN MILLIONS)

                                                          PRO FORMA
                                                         ADJUSTMENTS
                                               -------------------------------
                                                   POLYGRAM                         SEAGRAM
                                  SEAGRAM         FINANCIAL         POLYGRAM      CONSOLIDATED
                                 HISTORICAL    STATEMENTS(C)(D)    ADJUSTMENTS     PRO FORMA
                                 ----------    ----------------    -----------    ------------
Revenues
  Spirits and Wine.............    $1,021           $   --            $  --          $1,021
  Entertainment
     Filmed Entertainment......       618               --               --             618
     Music.....................       420            1,343               --           1,763
     Recreation and Other......       188               --               --             188
                                   ------           ------            -----          ------
  Total Entertainment..........     1,226            1,343               --           2,569
Total Revenues.................    $2,247           $1,343            $  --          $3,590
                                   ======           ======            =====          ======
EBITDA
  Spirits and Wine.............    $  144           $   --            $  --          $  144
  Entertainment
     Filmed Entertainment......        93               --               --              93
     Music.....................        21              114               --             135
     Recreation and Other......        34               --               --              34
                                   ------           ------            -----          ------
  Total Entertainment..........       148              114               --             262
Total EBITDA...................       292              114               --             406
Depreciation and
  Amortization.................       101               45              125(e)          271
Corporate Expenses.............        12               --               --              12
                                   ------           ------            -----          ------
Operating Income...............    $  179           $   69            $(125)         $  123
                                   ======           ======            =====          ======

                   NOTES TO GUARANTOR UNAUDITED SUPPLEMENTARY
                        PRO FORMA FINANCIAL INFORMATION

(a) Reflects the elimination of USA Networks and the television business contributed to USAi LLC. The initial 50% interest was accounted for under the equity method of accounting, while the acquisition of the remaining 50% interest was accounted for under the purchase method of accounting.

(b) Reflects distribution agreements which principally include: (1) USAi's distribution of Universal's library and other television product and theatrical films in domestic television markets and (2) Universal's distribution of USAi's television product in foreign markets.

(c) The PolyGram financial statements for the twelve months ended June 30, 1998 and three months ended September 30, 1998 have been converted to U.S. GAAP and certain reclassifications have been made to conform to the Guarantor's account classifications. The income statement has been converted to U.S. dollars at an average rate of 2.01812 Dutch Guilders to 1.0 U.S. dollar for the twelve months ended June 30, 1998 and at an average rate of 1.9868 Dutch Guilders to 1.0 U.S. dollar for the three months ended September 30, 1998.

(d) Includes PolyGram's film division operating results for the twelve months ended June 30, 1998 and the three months ended September 30, 1998, respectively.

(e) Reflects the amortization, on an accelerated basis over periods from 14 to 20 years, of the $2.8 billion revaluation to fair value of artist contracts, catalogs and music publishing assets as described in note (e) to the Guarantor Unaudited Pro Forma Consolidated Financial Information. Amortization for the fiscal years ending June 30, 1999, June 30, 2000, June 30, 2001 and June 30, 2002 will be $332 million, $228 million, $198 million and $183 million, respectively. Also reflects the amortization, over a 40 year period, of the unallocated amount of the excess of the purchase price over the fair value of PolyGram assets.

           GUARANTOR SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The Guarantor's selected historical consolidated financial data presented below as of June 30, 1998, 1997 and 1996 and January 31, 1996, for the fiscal years ended June 30, 1998 and 1997, the five-month transition period ended June 30, 1996, and the fiscal year ended January 31, 1996 were derived from the Guarantor's historical consolidated financial statements and the notes thereto contained in the Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, which is incorporated herein by reference, and have been audited by PricewaterhouseCoopers LLP, independent accountants. In addition, the Guarantor's selected historical consolidated financial data presented below for the fiscal years ended January 31, 1995 and 1994 were derived from the Guarantor's historical consolidated financial statements for the fiscal years ended January 31, 1995 and 1994, respectively, which have been audited by PricewaterhouseCoopers LLP. The data presented as of September 30, 1998 and 1997 and for the three months ended September 30, 1998 and September 30, 1997 are derived from the Guarantor's unaudited consolidated financial statements contained in the Guarantor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, which is incorporated herein by reference. As a result of the Guarantor's sale of Tropicana, the Guarantor's Consolidated Financial Statements report the results of Tropicana as discontinued operations. The data presented below should be read in conjunction with the Guarantor's consolidated financial statements.

     The Guarantor's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles which, in their application to the Guarantor, conform in all material respects to Canadian generally accepted accounting principles. Except as otherwise noted, figures are in millions of U.S. dollars.

                                                                    FIVE-MONTH                           UNAUDITED
                                                                    TRANSITION                       -----------------
                                          FISCAL YEARS ENDED          PERIOD       FISCAL YEARS        QUARTER ENDED
                                              JANUARY 31,             ENDED       ENDED JUNE 30,       SEPTEMBER 30,
                                      ---------------------------    JUNE 30,    -----------------   -----------------
U.S. DOLLARS IN MILLIONS               1994      1995      1996        1996       1997      1998      1997      1998
------------------------              -------   -------   -------   ----------   -------   -------   -------   -------
INCOME STATEMENT DATA
Revenues............................  $ 4,724   $ 4,994   $ 7,787    $ 4,112     $10,354   $ 9,474   $ 2,372   $ 2,247
  Operating income..................      622       614       435         93         719       553       260       179
  Interest, net and other...........      275       317       195         99         147       228        44        41
  Gain on sale of Time Warner
    shares..........................       --        --        --         --         154       926        --        --
  Gain on USAi transaction..........       --        --        --         --          --       360        --        --
  Equity earnings (losses) from
    unconsolidated companies........       18        14        47         35          62       (45)        2        50
  Income from continuing operations
    before the cumulative effect of
    accounting change...............      249       170       144         67         445       880       116        95
  Income (loss) from discontinued
    Tropicana operations, after
    tax.............................       34        24        30         18          57        66        17        (3)
  Gain on sale of discontinued
    Tropicana operations, after
    tax.............................       --        --        --         --          --        --        --     1,072
  Discontinued DuPont activities,
    after tax.......................       96       617     3,232         --          --        --        --        --
                                      -------   -------   -------    -------     -------   -------   -------   -------
  Income before cumulative effect of
    accounting change...............      379       811     3,406         85         502       946       133     1,164
  Cumulative effect of accounting
    change, after tax...............       --       (75)       --         --          --        --        --        --
                                      -------   -------   -------    -------     -------   -------   -------   -------
  Net income........................  $   379   $   736   $ 3,406    $    85     $   502   $   946   $   133   $ 1,164
                                      =======   =======   =======    =======     =======   =======   =======   =======

                                                                    FIVE-MONTH                           UNAUDITED
                                                                    TRANSITION                       -----------------
                                          FISCAL YEARS ENDED          PERIOD       FISCAL YEARS        QUARTER ENDED
                                              JANUARY 31,             ENDED       ENDED JUNE 30,       SEPTEMBER 30,
                                      ---------------------------    JUNE 30,    -----------------   -----------------
U.S. DOLLARS IN MILLIONS               1994      1995      1996        1996       1997      1998      1997      1998
------------------------              -------   -------   -------   ----------   -------   -------   -------   -------
FINANCIAL POSITION DATA
  (AT END OF PERIOD)
Current assets......................  $ 3,532   $ 3,938   $ 6,194    $ 6,307     $ 6,131   $ 6,971   $ 6,105   $ 9,984
  Common stock of DuPont............    3,154     3,670       631        651       1,034     1,228     1,012       925
  Common stock of Time Warner.......    1,769     2,043     2,356      2,228       1,291        --     1,450        --
  Other noncurrent assets...........    1,754     1,773    10,230     10,328      10,257    12,246    10,267    12,773
  Net assets of discontinued
    Tropicana operations............    1,220     1,270     1,549      1,693       1,734     1,734     1,714        --
                                      -------   -------   -------    -------     -------   -------   -------   -------
         Total assets...............  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $20,548   $23,682
                                      =======   =======   =======    =======     =======   =======   =======   =======
  Current liabilities...............  $ 2,776   $ 3,865   $ 3,557    $ 4,383     $ 3,087   $ 4,709   $ 3,328   $ 5,126
  Long term indebtedness............    3,051     2,838     2,889      2,562       2,478     2,225     2,481     2,266
         Total liabilities..........    6,428     7,174     9,788     10,163       9,174    10,948     9,531    11,430
  Minority interest.................       --        11     1,844      1,839       1,851     1,915     1,858     1,923
  Shareholders' equity..............    5,001     5,509     9,328      9,205       9,422     9,316     9,159    10,329
                                      -------   -------   -------    -------     -------   -------   -------   -------
         Total liabilities and
           shareholders' equity.....  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $20,548   $23,682
                                      =======   =======   =======    =======     =======   =======   =======   =======
CASH FLOW DATA
  Cash flow from operating
    activities......................      370       370       222        315         664      (241)      (96)     (449)
  Capital expenditures..............     (118)     (124)     (349)      (245)       (393)     (410)      (77)      (98)
  Other investing activities, net...   (1,556)     (341)    2,260       (346)      2,101     1,109       (33)    3,000
  Dividends paid....................     (209)     (216)     (224)      (112)       (239)     (231)      (59)      (57)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The Guarantor has entered into several significant transactions during the last two years, which have realigned the Guarantor's assets and have impacted or will impact the comparability of its financial statements.

     SALE OF TROPICANA: On August 25, 1998, the Guarantor completed the sale of Tropicana for cash proceeds of approximately $3.3 billion. As a result of this transaction, the Guarantor's Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations report the results of Tropicana as discontinued operations for all periods presented.

     ACQUISITION OF POLYGRAM: On December 6, 1998, the Guarantor announced that it had accepted approximately 99.5% of the shares of PolyGram tendered pursuant to a tender offer by the Guarantor. Pursuant to the tender offer, the Guarantor paid approximately $8.56 billion in cash and issued approximately 47.9 million common shares (approximately 12 percent of outstanding common shares after the Acquisition).

     PURCHASE OF USA NETWORKS AND COMBINATION WITH USA NETWORKS, INC.: On October 21, 1997, Universal acquired Viacom Inc.'s 50 percent interest in USA Networks, including The Sci-Fi Channel, for $1.7 billion in cash. On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USAi, formerly HSN, Inc., and contributed its original 50 percent interest in USA Networks and the majority of its television assets, including substantially all of its domestic operations and 50 percent of the international operations of USA Networks, to USAi for $1.3 billion in cash and a 45.8 percent equivalent equity interest in USAi. The Guarantor recognized a gross gain of $583 million on the transaction, before taking into consideration the effect of the USAi transaction on its remaining television assets. As a result of this transaction, which represented the Guarantor's exit from the domestic television production and distribution business, certain remaining television assets were impaired and various related contractual obligations became adverse purchase commitments. The fair value of these items was determined based on expected future cash flows. The impairment losses and adverse purchase commitments arising from the USAi transaction aggregated $223 million and are reflected in the net gain of $360 million ($222 million after-tax).

     SALE OF TIME WARNER SHARES: On February 5, 1998, the Guarantor sold 15 million shares of Time Warner Inc. for pretax proceeds of $958 million. On May 27, 1998, the Guarantor sold its remaining 11.8 million shares of Time Warner common stock for pretax proceeds of $905 million. The aggregate after-tax gain on the sale of the shares in 1998 was $602 million and after-tax net proceeds were $1.5 billion. On May 28, 1997, the Guarantor sold 30 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The Guarantor had an after-tax gain of $100 million and after-tax net proceeds of $1.33 billion on the 1997 transaction.

     SALE OF PUTNAM BERKLEY: On December 16, 1996, the Guarantor completed the sale of The Putnam Berkley Group, Inc. ("Putnam"), the book publishing division of Universal, for $330 million in cash. The Guarantor had a $64 million pretax gain on the sale but no after-tax gain due to the write-off of goodwill allocated to Putnam, which has no associated tax benefit.

     SALE OF THE 156 MILLION DUPONT EQUITY WARRANTS: On July 24, 1996, the Guarantor sold its 156 million equity warrants of E.I. du Pont de Nemours and Company ("DuPont") to DuPont for $500 million in cash. The Guarantor had an after-tax gain of $39 million and after-tax net proceeds of $479 million.
                            ------------------------

     Effective June 30, 1996, the Guarantor changed its fiscal year-end from January 31 to June 30. The financial results for the twelve months ended June 30, 1997 represent the first full fiscal year on the new basis.

     For each period presented, there is an analysis of total Guarantor and business segment results prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which includes reported revenues and operating income. The discussion also includes reported revenues and operating income for the three lines of business within the entertainment segment -- filmed entertainment, music and recreation and other.

     The discussion will also include as supplemental information attributed revenues and attributed earnings before interest, taxes, depreciation and amortization ("attributed EBITDA"). These amounts include the Guarantor's proportionate share of the revenues and EBITDA, respectively, of its unconsolidated companies. Attributed revenues and attributed EBITDA are non-GAAP financial metrics utilized by management and are intended solely to provide additional information to investors. The adjustment for unconsolidated companies eliminates the proportionate share of the revenues or EBITDA of the unconsolidated companies to reconcile to reported revenues or operating income.

     The Guarantor believes attributed revenues and attributed EBITDA provide additional information for understanding the underlying business results. The Guarantor also believes attributed EBITDA is an appropriate measure of the Guarantor's operating performance, given the goodwill associated with the Guarantor's acquisitions. However, attributed revenues and attributed EBITDA should be considered in addition to, not as a substitute for, reported revenues, operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles.

     The following detailed analysis of operations should be read in conjunction with the Selected Historical Consolidated Financial Data of the Guarantor incorporated by reference herein.

QUARTER ENDED SEPTEMBER 30, 1998 VS.
QUARTER ENDED SEPTEMBER 30, 1997.

                                EARNINGS SUMMARY

                                                               QUARTER ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                  U.S. DOLLARS IN MILLIONS                     1997      1998
                  ------------------------                    ------    ------
Revenues
  Spirits and Wine..........................................  $1,027    $1,021
  Entertainment
     Filmed Entertainment...................................     829       618
     Music..................................................     335       420
     Recreation and Other...................................     181       188
                                                              ------    ------
  Total Entertainment.......................................   1,345     1,226
Total Reported Revenues.....................................  $2,372    $2,247
                                                              ======    ======
Operating Income
  Spirits and Wine..........................................  $  165    $  114
  Entertainment
     Filmed Entertainment...................................     111        75
     Music..................................................     (17)      (10)
     Recreation and Other...................................      22        14
                                                              ------    ------
  Total Entertainment.......................................     116        79
  Corporate.................................................     (21)      (14)
                                                              ------    ------
Total Operating Income......................................     260       179
Interest, Net and Other.....................................      44        41
Provision for Income Taxes..................................      93        87
Minority Interest Charge....................................       9         6
Equity Earnings from Unconsolidated Companies...............       2        50
                                                              ------    ------
Net Income Before Discontinued Operations...................     116        95
Discontinued Operations.....................................      17        (3)
Gain on Sale of Discontinued Operations.....................      --     1,072
                                                              ------    ------
Net Income..................................................  $  133    $1,164
                                                              ======    ======
Net cash used for operating activities......................  $  (96)   $ (449)
Net cash (used for) provided by investing activities........  $ (110)   $2,902
Net cash provided by financing activities...................  $    3    $  129

SUPPLEMENTAL INFORMATION:

                                                               QUARTER ENDED
                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
Attributed Revenues
Spirits and Wine............................................  $1,088    $1,039
Entertainment
  Filmed Entertainment......................................   1,036     1,025
  Music.....................................................     367       453
  Recreation and other......................................     254       275
                                                              ------    ------
Total Entertainment.........................................   1,657     1,753
                                                              ------    ------
Total Attributed Revenues...................................   2,745     2,792
Adjustment for unconsolidated companies.....................    (373)     (545)
                                                              ------    ------
Reported Revenues...........................................  $2,372    $2,247
                                                              ======    ======
Attributed EBITDA
Spirits and Wine............................................  $  192    $  145
Entertainment
  Filmed Entertainment......................................     158       171
  Music.....................................................      18        26
  Recreation and other......................................      63        73
                                                              ------    ------
Total Entertainment.........................................     239       270
                                                              ------    ------
Total Attributed EBITDA.....................................     431       415
Adjustment for unconsolidated companies.....................     (50)     (123)
Depreciation and amortization...............................    (102)     (101)
Corporate...................................................     (19)      (12)
                                                              ------    ------
Operating Income............................................  $  260    $  179
                                                              ======    ======

     Reported revenues for the quarter ended September 30, 1998 declined five percent to $2.2 billion, reflecting lower spirits and wine revenues in Asia Pacific and at the Motion Picture group. Operating income, which excludes the equity earnings of unconsolidated companies, decreased significantly to $179 million due to lower spirits and wine results, primarily in Asia Pacific, and to declines in Filmed Entertainment and Recreation and Other. Equity earnings from unconsolidated companies increased from $2 million last year to $50 million this year. The increase in equity earnings reflects the impact of owning approximately 50 percent of USANi LLC this quarter compared with 50 percent of USA Networks in the prior period, the acquisition in June 1998 of a 37.5 percent interest in Port Aventura, S.A. in Spain and improved operating results at Loews Cineplex Entertainment Corporation as compared to Cineplex Odeon Corporation (owned in the prior period).

     Attributed EBITDA declined four percent to $415 million on total attributed revenues of $2.8 billion. The attributed EBITDA decline reflects a 13 percent increase in attributed EBITDA, to $270 million, for the entertainment segment, offset by a 24 percent decrease in the spirits and wine group's attributed EBITDA to $145 million from $192 million.

SPIRITS AND WINE

     In the quarter ended September 30, 1998, the spirits and wine segment contributed $1.02 billion to reported revenues and $114 million to operating income versus $1.03 billion of reported revenues and $165 million of operating income in the prior year.

     Spirits and wine revenues were adversely affected by difficult market conditions in Asia Pacific and the impact of unfavorable foreign exchange. Reported revenues declined one percent; however, excluding the impact of unfavorable foreign exchange, reported revenues would have increased three percent versus the prior year. Operating income declined 31 percent. Excluding the impact of unfavorable foreign exchange, operating income would have decreased 27 percent. Reported revenues in Asia Pacific were down 19 percent reflecting lower sales in many markets including Greater China and Duty Free. Operating income for Asia Pacific declined 58 percent as demand shifted from imported products to less expensive locally-produced spirits. In the Americas, reported revenues and operating income were essentially flat; a slight increase in North America was offset by a decline in Latin America which has been affected by political instability and economic fall-out from Asia, particularly in Brazil and Venezuela. Europe's first quarter reported revenues increased six percent due to improvement in Germany, reflecting the stabilization of the classic Mumm Sekt brand and the introduction of the Jules Mumm line extension. Despite the revenue improvement, operating income for Europe declined by 12 percent reflecting investment spending. Key markets in Europe, including Germany, Spain and the U.K. performed well. Operating income as a percentage of reported revenues declined from 16.1 percent to 11.2 percent reflecting the shortfall in Asia Pacific where predominantly higher margin products are sold.

     Since the Asian economic and currency crisis began to affect the Guarantor's operations in the second quarter of fiscal 1998, the comparisons between the first quarter of fiscal 1998 and the first quarter of this year were difficult. The Guarantor presently anticipates that on a full fiscal year basis there will be no further material adverse change in its spirits and wine results (as compared to fiscal year 1998) due to the situation in Asia.

     In the first quarter cost of goods sold as a percentage of reported revenues increased to 51.3 percent from 50.0 percent. Selling, general and administrative expenses as a percentage of reported revenues increased to 37.5 percent from 33.9 percent due to spending for Year 2000 remediation, increased information systems expenses, and the timing of expenses. Total brand spending declined three percent at constant exchange rates as a decline related to lower volume in Asia was partially offset by increased spending in both North America and Europe.

     Spirits and wine case volumes decreased two percent in the quarter reflecting the impact of market conditions in Asia on several of the Guarantor's global brands including Chivas Regal, Martell and Royal Salute. Mumm Sekt volumes were strong with a 28 percent year-on-year increase due to the stabilization of the classic Mumm Sekt brand and the introduction of the Jules Mumm line extension. ABSOLUT VODKA, which is owned by V&S Vin & Sprit Aktiebolag, rose 17 percent. Captain Morgan volumes increased three percent but Crown Royal, which was impacted by timing, declined three percent in the quarter.

     The equity in earnings of unconsolidated companies improved from a loss of $3 million last year to break even this year. The unconsolidated companies are located in Asia Pacific and are Kirin-Seagram Limited in Japan and Seagram (Thailand) Limited. The first quarter ended September 30, 1997 also included Doosan

Seagram Co. Limited in Korea. As a result of an additional investment in Doosan Seagram at the end of June 1998, its results are consolidated in the current year.

     Attributed revenues were five percent weaker than last year at $1.04 billion. Attributed EBITDA decreased 24 percent to $145 million. Excluding the impact of unfavorable foreign exchange, attributed revenues would have decreased one percent and attributed EBITDA would have decreased 21 percent versus last year.

ENTERTAINMENT

     In the quarter ended September 30, 1998, entertainment contributed $1.2 billion to reported revenues, nine percent less than the $1.3 billion contributed in the prior year. Operating income decreased 32 percent to $79 million. The decline in reported revenues and operating income was primarily due to lower motion picture results, which more than offset the strong music results. Operating income as a percentage of reported revenues decreased from
8.6 percent to 6.4 percent. Total costs, which consist primarily of production and manufacturing costs, distribution and selling expenses, artists' costs and participations, labor and amortization, as a percentage of reported revenues increased from 91.4 percent to 93.6 percent.

     Equity in earnings from unconsolidated companies increased from $5 million last year to $50 million this year. The increase in equity earnings reflects the impact of owning approximately 50 percent of USANi LLC this year compared with 50 percent of USA Networks last year. In addition, the Guarantor benefited from the acquisition of a 37.5 percent interest in Port Aventura in Spain and improved operating results at Loews Cineplex.

     Attributed revenues, at $1.8 billion, were up six percent over the prior year. Attributed EBITDA improved 13 percent, to $270 million.

FILMED ENTERTAINMENT

     In the first quarter, reported revenues and operating income decreased 25 percent and 32 percent respectively. The Motion Picture group reported revenues declined because of the disappointing box office performance of first quarter releases and difficult comparisons with the prior year's first quarter which benefited from the carryover of The Lost World and Liar, Liar. International Television results declined year on year due to start-up costs relating to the new international channels, lower signing bonuses, and losses from USA International (previously owned by USA Networks), and lower international library results. Partially offsetting these declines, Motion Picture library sales and profitability improved over last year largely due to the network availability of The Lost World. In addition, Television library sales were up, reflecting the sale of Murder, She Wrote to A&E.

     The equity in earnings from unconsolidated companies improved from a loss of $3 million in the prior year to income of $28 million in the current year primarily due to the impact of owning approximately 50 percent of USANi LLC this year compared with 50 percent of USA Networks in the prior year. The unconsolidated companies principally include USANi LLC, Loews Cineplex, United Cinemas International Multiplex B.V., Cinema International Corporation N.V., Cinema International B.V., Brillstein Grey Entertainment and United International Pictures.

     Attributed revenues declined one percent as compared to the prior year while attributed EBITDA increased eight percent to $171 million.

MUSIC

     In the first quarter reported revenues increased 25 percent and the operating loss declined from $17 million to $10 million. The improved performance primarily reflects growth in domestic labels. In particular,

Geffen Records and Interscope Records had significant year-on-year improvement. In the quarter, the Music group had strong releases from Hole, Vince Gill, Rob Zombie, Trisha Yearwood and Marilyn Manson, as well as the soundtrack from How Stella Got Her Groove Back.

     The equity in earnings from unconsolidated companies was flat year-on-year at $4 million. The unconsolidated companies principally include Universal Concerts Canada and Universal/PACE Amphitheaters Group, L.P., which are both concert joint ventures.

     Attributed revenues increased 23 percent as compared to the prior year and attributed EBITDA grew 44 percent to $26 million.

RECREATION AND OTHER

     Reported revenues for Recreation and Other increased four percent in the quarter, while operating income declined $8 million. The increase in reported revenues reflects the success of the Crash Bandicoot 2 video game, the management fee earned from Port Aventura and improved sales by Spencer Gifts, partially offset by the weakness of Universal Studios Hollywood. Attendance at the theme park in Hollywood declined 15% in the quarter, largely due to the impact of the Asian economic and currency crisis on tourism. The decline in operating income was due primarily to the poor performance of Universal Studios Hollywood.

     The equity in earnings from unconsolidated companies increased from $4 million in the prior year to $18 million in the current year. The increase was driven by the impact of the investment in Universal's Port Aventura. At Universal Studios Florida, paid attendance and per capita spending were essentially even with last year, but results improved slightly because of increased turnstile attendance due to a promotion for second-day free admission. The unconsolidated companies principally include Universal City Florida Partners, Universal City Development Partners, Port Aventura, SEGA GameWorks L.L.C. and Interplay Entertainment Corp.

     Attributed revenues increased eight percent over the prior year while attributed EBITDA improved 16 percent to $73 million.

CORPORATE EXPENSES AND INTEREST. NET AND OTHER.

     Corporate expenses were $14 million in the current quarter as compared to $21 million in the prior year, primarily due to reduced costs associated with certain stock-based compensation resulting from the decline in the market value of the Guarantor's shares during the quarter. Interest, net and other was $41 million, slightly below the prior year.

NET INCOME

     Income from continuing operations was $95 million in the quarter compared with $116 million last year. During the quarter, the Guarantor realized an after-tax gain on the sale of Tropicana of $1.07 billion. Including this gain and the results of Tropicana until it was sold on August 25, 1998, reported net income was $1.164 billion.

     The effective income tax rate on continuing operations including earnings from unconsolidated companies was 46 percent in the quarter compared with 43 percent in the prior year reflecting reduced current year earnings in the relatively low tax jurisdictions in Asia.

FISCAL YEAR ENDED JUNE 30, 1998 VS.
FISCAL YEAR ENDED JUNE 30, 1997.

                                EARNINGS SUMMARY

                                                              FISCAL YEARS ENDED
                                                                   JUNE 30,
                                                              ------------------
U.S. DOLLARS IN MILLIONS                                       1997       1998
------------------------                                      -------    -------
REPORTED REVENUES...........................................  $10,354    $ 9,474
OPERATING INCOME
  Spirits and Wine..........................................      663        464
  Entertainment.............................................      194        209
  Corporate.................................................     (138)      (120)
                                                              -------    -------
OPERATING INCOME............................................      719        553
  Interest, net and other...................................      147        228
  Gain on sale of Time Warner shares........................      154        926
  Gain on USAi transaction..................................       --        360
                                                              -------    -------
                                                                  726      1,611
  Provision for income taxes................................      331        638
  Minority interest charge..................................       12         48
  Equity earnings/(losses) from unconsolidated companies....       62        (45)
                                                              -------    -------
INCOME FROM CONTINUING OPERATIONS...........................  $   445    $   880
  Income from discontinued Tropicana operations, after
     tax....................................................       57         66
                                                              -------    -------
NET INCOME..................................................  $   502    $   946
                                                              =======    =======
  Net Cash provided by (used for) operating activities......  $   664    $  (241)
  Net Cash provided by (used for) investing activities......  $ 1,708    $   699
  Net Cash (used for) provided by financing activities......  $(2,175)   $   159
SUPPLEMENTAL INFORMATION:
  Attributed Revenues.......................................  $11,763    $11,196
  Attributed EBITDA.........................................    1,413      1,302

     The Guarantor's results in 1998 were severely impacted by the economic and currency crises in Asia, which hampered business performance and resulted in a $60 million charge to spirits and wine operations in the second quarter of the fiscal year. Reported revenues of $9.5 billion declined from $10.4 billion last year. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from last year, reported revenues declined five percent year-on-year.

     Operating income was $553 million, after the charge for Asia, substantially below the prior year which included a $64 million pretax gain on the sale of Putnam. Excluding the charge for Asia this year and the contribution from Putnam last year, operating income declined three percent year-on-year reflecting the decline in spirits and wine operations and higher depreciation and amortization expense. Spirits and wine operating income declined 21 percent, before the charge for Asia. Entertainment operating income was almost double last year, excluding the contribution of Putnam. Entertainment operating income for the fiscal year ended June 30, 1998 includes

$94 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Guarantor owned 100 percent of USA Networks. The incremental depreciation and amortization principally results from higher goodwill amortization from October to February related to the acquisition of the remaining 50 percent of USA Networks. Corporate expenses decreased from $138 million to $120 million largely due to reduced expenses associated with the Guarantor's ongoing reengineering programs.

     Attributed revenues of $11.2 billion declined from $11.8 billion last year. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from last year, attributed revenues declined two percent year-on-year. Attributed EBITDA was $1.3 billion compared with $1.4 billion last year. Excluding the charge for Asia this year and the contribution of Putnam last year, attributed EBITDA decreased two percent. Spirits and wine attributed EBITDA declined 20 percent, before the charge for Asia. Entertainment attributed EBITDA was 24 percent above last year, excluding the contribution of Putnam.

     During the fiscal year ended June 30, 1998, the Guarantor recognized pre-tax gains on the USAi transaction ($360 million) and the sale of the remaining Time Warner shares ($926 million). During the fiscal year ended June 30, 1997, the Guarantor had a pretax gain of $154 million on the sale of Time Warner shares.

     In the fiscal year ended June 30, 1998, interest, net and other included net interest expense of $255 million which was partially offset by $27 million of dividend income from Time Warner and DuPont. In the fiscal year ended June 30, 1997, net interest expense of $247 million was offset by the pretax gain on the sale of the DuPont warrants ($60 million) and $40 million of dividend income from Time Warner and DuPont. The net interest expense increase largely reflects a higher average debt balance, which is due to the funding of the Guarantor's purchase of the incremental 50 percent interest in USA Networks on October 21, 1997 and share repurchases pursuant to the Guarantor's ongoing share repurchase program, partially offset by the repayment of debt with the proceeds from the USAi transaction and the sales of the Time Warner shares.

     The underlying effective income tax rate for continuing operations (excluding one-time items) for the fiscal year ended June 30, 1998 was 48 percent compared with 43 percent in the prior fiscal year. The increase in the effective tax rate results from reduced earnings in relatively low tax jurisdictions in Asia. The income tax provision in fiscal 1998 also includes $138 million of taxes on the gain on the USAi transaction, $324 million of taxes on the gain on the sale of the remaining Time Warner shares and a $10 million benefit on the charge for spirits and wine operations in Asia. The income tax provision in fiscal 1997 also included $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of Time Warner shares. The effective income tax rate, including the Guarantor's one-time items, was 40 percent in fiscal 1998 compared with 46 percent in the prior year.

     The minority interest charge in fiscal year 1998 includes $35 million associated with the gain on the USAi transaction.

     The equity in (losses)/earnings of unconsolidated companies declined from earnings of $62 million to a loss of $45 million primarily due to the impact of the USA Networks transactions, lower contributions from Cineplex/Odeon and the Guarantor's spirits and wine joint venture affiliates in Asia and higher amortization related to certain equity investments.

     Income from continuing operations was $880 million in the fiscal year ended June 30, 1998, compared with $445 million in the prior fiscal year. Excluding the gain on the USAi transaction (after taxes and minority interest), the after-tax gain on the sales of Time Warner shares, and the after-tax charge for spirits and wine operations in Asia, income from continuing operations in fiscal year 1998 was $141 million. In the fiscal year ended June 30, 1997, excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations was $306 million.

     Income from discontinued Tropicana operations, after tax, was $66 million in the fiscal year ended June 30, 1998, compared with $57 million in the prior fiscal year. Reported revenues from discontinued operations were $2.0 billion in the fiscal year ended June 30, 1998 and $1.9 billion in the prior fiscal year. Operating income was $169 million in the fiscal year ended June 30, 1998 and $152 million in the prior fiscal year. Results of discontinued operations include allocations of consolidated interest expense totaling $39 million and $41 million in the fiscal years ended June 30, 1998 and 1997, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.
     Net income including discontinued operations was $946 million in the fiscal year ended June 30, 1998, compared with $502 million in the prior fiscal year.

SPIRITS AND WINE

                                                              FISCAL YEARS ENDED
                                                                   JUNE 30,
                                                              ------------------
U.S. DOLLARS IN MILLIONS                                       1997       1998
------------------------                                       ----       ----
REPORTED REVENUES*..........................................  $4,870     $4,525
                                                              ------     ------
Operating Income before charges.............................  $  663     $  524
Charge for Asia.............................................      --        (60)
                                                              ------     ------
OPERATING INCOME............................................  $  663     $  464
                                                              ------     ------
Equity earnings from unconsolidated companies...............  $   14     $    1
                                                              ------     ------
SUPPLEMENTAL INFORMATION:
Attributed Revenues.........................................  $5,249     $4,757
Adjustment for unconsolidated companies.....................    (379)      (232)
                                                              ------     ------
Reported Revenues...........................................  $4,870     $4,525
                                                              ------     ------
Attributed EBITDA...........................................  $  810     $  590
Adjustment for unconsolidated companies.....................     (24)        (7)
Depreciation and amortization...............................    (123)      (119)
                                                              ------     ------
Operating Income............................................  $  663     $  464

-------------------------

* Reported revenues include excise taxes of $754 million and $793 million in the fiscal years ended June 30, 1998 and 1997, respectively.

     As a result of the sale of Tropicana, the results of The Seagram Beverage Company, which were formerly included in the results of the Tropicana Beverage Group, are now reported in the spirits and wine segment for all periods presented. The Seagram Beverage Company produces and markets coolers, beers and mixers in the United States. The results of The Seagram Beverage Company are not material to the total spirits and wine segment.

     Spirits and wine revenues were adversely affected by difficult market condi-tions in Asia Pacific and the impact of unfavorable foreign exchange. Reported revenues declined seven percent to $4.5 billion. Excluding the impact of unfavorable foreign exchange, reported revenues would have declined four percent versus last year. Operating income declined 30 percent to $464 million after the $60 million charge for Asia. Excluding the impact of unfavorable foreign exchange and the charge for Asia, operating income would have decreased 10 percent. Operating income, before the charge, as a percent of reported revenues declined from 13.6 percent to 11.6 percent reflecting the shortfall in the Asian market where predominantly higher margin products are sold.

     In fiscal year 1998 cost of goods sold, before the charge, as a percent of reported revenues was unchanged at 52.7 percent. Selling, general and administrative expenses, before the charge, as a percent of reported revenues increased to 35.7 percent from 33.7 percent as reductions in overhead and brand spending did not fully compensate for the rapid revenue decline in Asia. Total brand spending declined 12 percent, or approximately three percent at constant exchange rates, primarily due to the volume shortfall. However brand equity spending rose four percent as the Guarantor continued to invest for future growth by supporting its brands in key markets. The brand equity growth reflects an increased emphasis on the consumer and is focused behind core strategic brands in North America, particularly Crown Royal Canadian Whisky and ABSOLUT VODKA, and in Europe.

     Spirits and wine case volumes (including volumes from our unconsolidated companies in Asia) decreased one percent in fiscal year 1998 as the performance of the Guarantor's global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky, for which shipments grew seven percent, and Captain Morgan Rum, for which volumes increased 22 percent. ABSOLUT VODKA, which the Company distributes in major international markets, had a four percent increase in shipments. Shipments of several global brands declined due to the market conditions in Asia, including Chivas Regal Scotch Whisky, Martell Cognac and Royal Salute Scotch Whisky.

     The equity in earnings of unconsolidated companies declined from $14 million to $1 million due to the impact of the situation in Asia on the Guarantor's joint ventures in Korea and Thailand.

     Attributed revenues were nine percent weaker than last year at $4.8 billion. Attributed EBITDA decreased 27 percent to $590 million or 20 percent, before the charge for Asia, to $650 million. The $160 million attributed EBITDA decrease, before the charge, is due to lower revenues and margins in Asia and the impact of unfavorable foreign exchange. Excluding the impact of unfavorable foreign exchange, attributed revenues would have declined five percent and attributed EBITDA would have decreased 10 percent versus last year. The decline in revenues in Asia is due to lower shipments in order to deliberately reduce distributor inventories, particularly in Greater China, and diminished consumer demand. Margins in Asia deteriorated as demand has shifted away from imported products to less expensive locally produced spirits. Attributed EBITDA for the Americas increased nine percent, driven by North America which had higher revenues and margin increases due to improved mix and sustained price increases. Attributed EBITDA in Latin America was essentially even with last year. Attributed EBITDA for Europe & Africa declined one percent, but would have increased seven percent excluding the impact of unfavorable foreign exchange. Key growth markets in Europe included the U.K. and Spain.

     In the fiscal year ended June 30, 1998, revenues and operating income generated in North America accounted for 43 percent and 65 percent of total revenues and oper-ating income, respectively. Europe & Africa accounts for 34 percent of spirits and wine revenues and 26 percent of operating income. Reflecting the difficult market conditions this year, Asia Pacific's contribution declined to 12 percent of the total revenues and it had an operating loss. Latin America accounts for the remaining 11 percent of both revenues and operating income. (This geographic breakdown, which is used by management to measure the performance of marketing affiliates, including unconsolidated companies, assigns sales to the region in which the purchaser is located and is before one-time charges.)

     As a result of the economic and currency crises in Asia, the Guarantor recorded a $60 million charge related to its operations in Asia in the second quarter of the fiscal year ended June 30, 1998. The charge was comprised of approximately $30 million for increased bad debt reserves, $15 million for severance and related costs, and the remainder for other asset write-downs. After giving effect to this charge, operating income was $464 million compared with $663 million in the prior fiscal year and attributed EBITDA was $590 million compared with $810 million in the prior fiscal year. While the situation in Asia continues to be difficult, the Guarantor does not presently anticipate any further material change in its spirits and wine results in fiscal year 1999 (as compared with fiscal year 1998) due to the Asian currency and economic situation.
     Depreciation and amortization of assets was $96 million in fiscal year 1998 and $101 million in fiscal year 1997. Amortization of goodwill was $23 million and $22 million in the fiscal years 1998 and 1997, respectively. Spirits and wine capital expenditures were $170 million and $187 million in fiscal years 1998 and 1997, respectively. Total assets were $5,015 million at June 30, 1998.

ENTERTAINMENT

                                                                FISCAL YEARS
                                                               ENDED JUNE 30,
                                                             ------------------
U.S. DOLLARS IN MILLIONS                                      1997       1998
------------------------                                      ----       ----
REPORTED REVENUES
  Filmed Entertainment.....................................  $ 3,168    $ 2,793
  Music....................................................    1,427      1,461
  Recreation and Other.....................................      825        695
                                                             -------    -------
Subtotal...................................................  $ 5,420    $ 4,949
                                                             -------    -------
Gain on sale of Putnam.....................................       64         --
                                                             -------    -------
REPORTED REVENUES..........................................  $ 5,484      4,949
                                                             -------    -------
Operating Income
  Filmed Entertainment.....................................  $   157    $   229
  Music....................................................      (58)       (44)
  Recreation and Other.....................................       31         24
                                                             -------    -------
Subtotal...................................................      130        209
Gain on sale of Putnam.....................................       64         --
                                                             -------    -------
OPERATING INCOME...........................................  $   194    $   209
                                                             -------    -------
Equity earnings/(losses) from unconsolidated companies.....  $    48    $   (46)

                                                                FISCAL YEARS
                                                               ENDED JUNE 30,
                                                             ------------------
U.S. DOLLARS IN MILLIONS                                      1997       1998
------------------------                                      ----       ----
SUPPLEMENTAL INFORMATION:
Attributed Revenues
  Filmed Entertainment.....................................  $ 3,917    $ 3,926
  Music....................................................    1,500      1,529
  Recreation and Other.....................................    1,097        984
                                                             -------    -------
ATTRIBUTED REVENUES........................................  $ 6,514    $ 6,439
Gain on sale of Putnam.....................................       64         --
Adjustment for unconsolidated companies....................   (1,094)    (1,490)
                                                             -------    -------
REPORTED REVENUES..........................................  $ 5,484    $ 4,949
ATTRIBUTED EBITDA
  Filmed Entertainment.....................................  $   373    $   463
  Music....................................................       72         90
  Recreation and Other.....................................      158        159
                                                             -------    -------
ATTRIBUTED EBITDA..........................................      603        712
Gain on sale of Putnam.....................................       64         --
Adjustment for unconsolidated companies....................     (207)      (213)
Depreciation and amortization..............................     (266)      (290)
                                                             -------    -------
OPERATING INCOME...........................................  $   194    $   209

     In the fiscal year ended June 30, 1998, Universal contributed $4.9 billion to reported revenues, 10 percent less than the $5.5 billion contributed in the prior fiscal year. Operating income increased to $209 million compared with $194 million in fiscal year 1997, which included the $64 million gain on the sale of Putnam. Excluding the operating contribution of Putnam and the gain on the sale in the prior fiscal year, reported revenues decreased six percent, while operating income almost doubled. Operating income for the fiscal year ended June 30, 1998 includes $94 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Guarantor owned 100 percent of USA Networks. (Income for the period in fiscal years 1998 and 1997 when the Guarantor owned 50 percent of USA Networks and for the period in fiscal year 1998 when the Guarantor owned a 45.8 percent equivalent share of USAi is included in the equity earnings from unconsolidated companies below operating income.) Excluding the contribution of Putnam, operating income as a percent of reported revenues increased from 2.0 percent to 4.2 percent. Total costs, which consist primarily of production and manufacturing costs, distribution and selling expenses, artists' costs and participations, labor and amortization, as a percent of reported revenues declined from 98.0 percent to 95.8 percent in fiscal year 1998.

     The equity in (losses)/earnings of unconsolidated companies declined from earnings of $48 million to a loss of $46 million primarily due to the impact of the USA Networks transactions, a lower contribution from Cineplex/Odeon and higher amortization related to certain equity investments.

     FILMED ENTERTAINMENT.  In fiscal year 1998, reported revenues decreased

12 percent. The motion picture group revenues, which accounted for approximately two-thirds of the $2.8 billion of reported revenues, declined substantially due to the disappointing box office performance of releases in fiscal year 1998, including A Simple Wish, Primary Colors and Mercury Rising.

     Operating income increased to $229 million which included $94 million of income from USA Networks for the period when the Guarantor owned 100 percent of USA Networks. Operating income as a percent of reported revenues increased from
5.0 percent to 8.2 percent. Total costs, which consist primarily of production and manufacturing costs, distribution and selling expenses, participation costs and amortization, as a percent of reported revenues declined from 95.0 percent to 91.8 percent. The increase in operating income as a percent of reported revenues and the decrease in total costs as a percent of reported revenues reflects higher film library sales at improved margins and a one-time charge associated with the termination of The Bubble Factory production deal in the prior year.

     In fiscal year 1998, attributed revenues were essentially even with the prior year. As a result of the USA Networks and USAi transactions, fiscal year 1998 attributed revenues and attributed EBITDA include 50 percent of USA Networks from July 1, 1997 to October 21, 1997, 100 percent of USA Networks from October 22, 1997 to February 11, 1998 and the Guarantor's 45.8 percent equivalent share of the earnings of USAi thereafter. Attributed revenues were even with the prior period, in spite of the decline in reported revenues, because of higher attributed revenues related to the Guarantor's investment in USAi this year versus USA Networks last year. Attributed EBITDA increased 24 percent to $463 million. Attributed EBITDA benefited from the USA Networks and USAi transactions as well as the strong performance of the USA cable networks, which had higher advertising and affiliate revenues. The television group performance improved due to the transfer of domestic television production and distribution to USAi, which resulted in lower expenses and deficits for Universal. Motion picture group operating results declined due to the box office performance of current releases, which more than offset higher library sales and profitability.

     MUSIC. In fiscal year 1998, reported revenues increased two percent. Major albums in release in 1998 included those by Chumbawamba, K-Ci & JoJo, Trisha Yearwood and Smashmouth. In addition, the Company benefited from its significant investment internationally with the success of Aqua, a group from Denmark whose album Aquarium sold 8.9 million units in the 1998 fiscal year. The Company has also developed local artists including Rosana in Spain, Claudinho and Buchecha in Brazil and Molotov in Mexico.

     The operating loss for music declined from $58 million to $44 million. Total costs, which consist primarily of manufacturing, distribution and selling expenses, artists' costs and amortization, as a percent of reported revenues decreased due to a better mix of releases on wholly owned labels. Attributed revenues increased two percent and attributed EBITDA increased 25 percent to $90 million.

     RECREATION AND OTHER. Reported revenues for recreation and other declined 16 percent. Operating income declined to $24 million. The comparison is impacted by the sale of Putnam during fiscal year 1997. Excluding the contribution of Putnam from the prior fiscal year, reported revenues increased three percent, and operating income increased from $9 million to $24 million. Excluding the contribution of Putnam from the prior fiscal year, total costs, which consist primarily of labor, selling expenses, costs of merchandise and amortization and depreciation, as a percent of reported revenues decreased from 98.7 percent to
96.5 percent. The operating
income increase is attributable to improved performance at Spencer Gifts, which benefited from new store openings and a slight increase in comparable store sales, and the Universal Studios new media group, which had strong video game sales, principally Crash Bandicoot 2.

     Attributed revenues declined 10 percent but, excluding the contribution of Putnam from the prior fiscal year, rose four percent. Attributed EBITDA was essentially even at $159 million but increased 21 percent excluding the contribution of Putnam from the prior fiscal year. The attributed EBITDA growth is primarily due to stronger results at Universal Studios Florida and improved contribution from new media ventures reflecting the success of the Crash Bandicoot 2 video game. At Universal Studios Florida, a 50 percent-owned joint venture, per capita spending rose three percent, largely due to an increase in the price of admission. Paid attendance declined two percent. However, total turnstile attendance rose nine percent, driven by a promotion for second-day-free admission. The promotion resulted in higher revenues and margins at the theme park. Attributed EBITDA at Universal Studios Hollywood was lower as a 13 percent decline in paid attendance more than offset a three percent increase in per capita spending. The attendance shortfall was caused by the impact of El Nino, as well as difficult comparisons with the prior year which benefited from the opening of Jurassic Park -- The Ride in June 1996.

ENTERTAINMENT CAPITAL EXPENDITURES

                                                            FISCAL YEARS
                                                           ENDED JUNE 30,
                                                           --------------
U.S. DOLLARS IN MILLIONS                                   1997     1998
------------------------                                   -----    -----
Filmed Entertainment.....................................  $ 44     $ 94
Music....................................................    47       31
Recreation and Other.....................................   115      115
                                                           ----     ----
                                                           $206     $240

LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

     QUARTER ENDED SEPTEMBER 30, 1998 VS. QUARTER ENDED SEPTEMBER 30, 1997. Current assets were $10.0 billion at September 30, 1998 as compared to $7.0 billion at June 30, 1998 as a result of the receipt of the cash proceeds of $3.3 billion from the sale of Tropicana. Current liabilities at September 30, 1998 were $5.1 billion compared to $4.7 billion at June 30, 1998 due primarily to an increase in income taxes payable resulting from the $1.4 billion pretax gain on the sale of Tropicana. Shareholders' equity was $10.3 billion at September 30, 1998 compared to $9.3 billion at June 30, 1998. Net debt was $333 million compared to $2.7 billion at June 30, 1998 reflecting an increase in cash and short-term investments arising from the investment of the proceeds from the sale of Tropicana.

     Net cash of $449 million was used for operating activities in the three months ended September 30, 1998, an increase of $353 million compared to the prior year period, resulting primarily from additional investment in inventories and films and the payment of income taxes in the quarter.

     Cash provided by investing activities was $2.9 billion in the three months ended September 30, 1998. The $3.3 billion proceeds from the Tropicana disposition were partially offset by an additional investment in USANi LLC of $231 million and capital expenditures of $98 million. In the prior year, cash used for investing activities was $110 million, primarily for capital expenditures.

     Financing activities in the three months ended September 30, 1998 provided $129 million as compared to $3 million in the three months ended September 30, 1997.

     Cash used for discontinued Tropicana operations to the disposition date of August 25, 1998 was $3 million as compared to the $26 million of cash provided by the discontinued Tropicana operations in the three months ended September 30, 1997.

FISCAL YEAR ENDED JUNE 30, 1998 VS. FISCAL YEAR ENDED JUNE 30, 1997. The Guarantor's financial position strengthened during the fiscal year ended June 30, 1998. Total current assets increased to $7.0 billion at June 30, 1998 from $6.1 billion at June 30, 1997. The increase is primarily due to additional cash and short-term investments of $684 million resulting from the proceeds received from the USAi transaction and the sale of the remaining Time Warner shares, offset in part by the use of funds for share repurchases. Current liabilities of $4.7 billion at June 30, 1998 were $1.6 billion higher than at June 30, 1997 largely due to an increase in short-term borrowings to fund the $1.7 billion acquisition of the incremental 50 percent share of USA Networks. Shareholders' equity was $9.3 billion at June 30, 1998 compared to $9.4 billion at June 30, 1997. The Guarantor's total long- and short-term debt, net of cash and short-term investments, increased to $2.7 billion at June 30, 1998 from $2.2 billion at June 30, 1997. The Guarantor's ratio of net debt to total capitalization (including minority interest) increased from 16 percent to 19 percent, reflecting the higher debt outstanding.

     In the fiscal year ended June 30, 1998, operating activities used cash of $241 million, following net cash provided of $664 million in the fiscal year ended June 30, 1997. The increased cash requirements in the 1998 fiscal year reflect reduced income from continuing operations (excluding the gains on the USAi transaction and the Time Warner share sales) and higher working capital requirements. The net cash used for operating activities is partially offset by significant non-cash charges such as depreciation and amortization of assets and amortization of excess of cost over fair value of assets.

     Net cash provided by investing activities was $699 million in fiscal year 1998. The net cash provided includes gross proceeds from the USAi transaction ($1.3 billion) and the sales of 26.8 million Time Warner shares ($1.9 billion). These cash proceeds were partially offset by the acquisition of the incremental 50 percent interest in USA Networks ($1.7 billion) and capital expenditures of $410 million: spirits and wine -- $170 million and entertainment -- $240 million. In addition, $386 million of cash was used for sundry investments including investments in Doosan Seagram Co., Ltd., the Guarantor's spirits and wine affiliate in Korea, Port Aventura, a theme park located in Spain, and Loews Cineplex Entertainment Corporation. In fiscal year 1997, net cash provided by investing activities was $1.7 billion and included gross proceeds from the sale of 30 million Time Warner shares ($1.39 billion), the sale of the DuPont warrants ($500 million) and the sale of Putnam ($330 million). These cash proceeds were partially offset by capital expenditures of $393 million: spirits and wine -- $187 million and entertainment -- $206 million.

     In the fiscal year ended June 30, 1998, the Guarantor made dividend payments of $231 million and used $753 million to repurchase its common shares. Financing activities reflect an increase in short-term borrowings of $1.1 billion used to finance the acquisition of the incremental 50 percent interest in USA Networks. The net result of the cash used for operating activities and the cash provided by investing activities and financing activities, was net cash provided by continuing operations of

$617 million. In the fiscal year ended June 30, 1998, the discontinued Tropicana operations provided cash of $67 million resulting in an aggregate increase of $684 million in cash and short-term investments. In the fiscal year ended June 30, 1997, continuing operations provided net cash of $197 million and discontinued Tropicana operations provided net cash of $16 million, reflected as a $213 million increase in cash and short-term investments.

                           -------------------------

     The Guarantor has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Guarantor will serve as sole distributor and earn a distribution fee, which is variable and contingent upon the films' performance. In addition, the Guarantor has the option to purchase the films at certain future dates.

     The Guarantor's working capital position is reinforced by available credit facilities of more than $9.6 billion. These facilities are used to support the Guarantor's commercial paper borrowings and are available for general corporate purposes. The Acquisition has been partially financed through the Guarantor's recent sale of Tropicana, the after-tax proceeds of which are estimated to be approximately $3 billion. The Guarantor financed the balance required to fund the Acquisition through a recent offering by the Company of the Company's 8.00% Senior Quarterly Income Debt Securities due 2038 (QUIDS(SM)), which raised approximately $533 million, commercial bank borrowings and cash on hand. The Guarantor believes its access to external capital resources together with internally-generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

     The Guarantor is exposed to changes in financial market conditions in the normal course of its business operations due to its operations in different foreign currencies and its ongoing investing and funding activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The Guarantor has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

     The Guarantor is exposed to changes in interest rates primarily as a result of its borrowing and investing activities which include short-term investments and borrowings and long-term debt used to maintain liquidity and fund its business operations. The Guarantor continues to utilize U.S. dollar-denominated commercial paper to fund seasonal working capital requirements in the United States and Canada. The Guarantor also borrows in different currencies from other sources to meet the borrowing needs of its affiliates. The nature and amount of the Guarantor's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

     The Guarantor's operating cash flows denominated in foreign currency as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Guarantor continually evaluates its foreign currency exposure (primarily British pound, French franc, German mark and Swiss franc), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, the Guarantor engages in hedging activities.

            POLYGRAM SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     PolyGram's selected historical consolidated financial data presented below as of December 31, 1997 and 1996 and for the fiscal years ended December 31, 1997, 1996 and 1995 were derived from PolyGram's historical consolidated financial statements and the notes thereto incorporated by reference in the Guarantor's Current Report on Form 8-K, dated August 25, 1998, as amended, which is incorporated herein by reference, and have been audited by KPMG Accountants N.V. In addition, PolyGram's selected historical consolidated financial data presented below as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 were derived from PolyGram's historical consolidated financial statements for the years ended December 31, 1995, 1994 and 1993, respectively, which have been audited by KPMG Accountants N.V. The selected historical consolidated financial data as of and for the nine months ended September 30, 1998 and 1997 were derived from PolyGram's unaudited historical consolidated interim financial reports, which according to PolyGram have been prepared on the same basis as the PolyGram Consolidated Financial Statements, reflecting all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of such data. Data as of and for the nine months ended September 30, 1998 do not purport to be indicative of results to be expected for the full year.

     PolyGram's Consolidated Financial Statements and PolyGram's unaudited historical consolidated interim financial reports have been prepared in accordance with Netherlands GAAP, which differs in certain significant respects from U.S. GAAP. Except as otherwise noted, figures are in millions of Dutch Guilders.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                          FISCAL YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                       --------------------------------------   -------------
NGL IN MILLIONS                        1993    1994    1995    1996     1997    1997    1998
---------------                        ----    ----    ----    ----     ----    ----    ----
INCOME STATEMENT DATA
(NETHERLANDS GAAP):
  Net sales..........................  7,416   8,600   8,798   9,488   11,095   7,201   7,318
  Operating income...................    932   1,069   1,084   1,078    1,198     560     280
  Financial income and expenses,
     net.............................     (5)      8      (2)     (8)     (18)     (7)    (36)
  Income taxes.......................   (264)   (302)   (303)   (310)    (355)   (160)    (18)
                                       -----   -----   -----   -----   ------   -----   -----
  Income after taxes.................    663     775     779     760      825     393     226
  Income before extraordinary
     items...........................    614     738     741     722      787     355     204
  Extraordinary items................     --      --      --    (114)      --      --      --
                                       -----   -----   -----   -----   ------   -----   -----
  Net income.........................    614     738     741     608      787     355     204
                                       =====   =====   =====   =====   ======   =====   =====
APPROXIMATE AMOUNTS ON THE BASIS OF
  U.S. GAAP:
  Net income.........................    534     646     649     507      677     267     125

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

     The following sets forth certain summarized consolidated financial information of the Company and its subsidiaries.

                                                                                                UNAUDITED
                                                                                             ---------------
                                                             FIVE-MONTH     FISCAL YEARS         QUARTER
                                     FISCAL YEAR ENDED       TRANSITION         ENDED             ENDED
                                        JANUARY 31,         PERIOD ENDED      JUNE 30,        SEPTEMBER 30,
                                   ----------------------     JUNE 30,     ---------------   ---------------
                                   1994    1995     1996        1996        1997     1998     1997     1998
                                   ----    ----     ----    ------------    ----     ----     ----     ----
                                                          (U.S. DOLLARS IN MILLIONS)
Sales and other income...........  2,961   3,125    2,506         706       2,114    2,144      531      506
Cost of sales....................  1,721   1,849    1,632         483       1,320    1,356      377      320
Net income (loss)................    196     621    3,275          57          87      (25)      33       40

Current assets...................  1,905   2,183    1,279       1,251         821    1,821    1,184    4,455
Noncurrent assets................  7,850   8,737   11,431      11,780      12,662   12,201   12,765    9,330

Current liabilities..............  1,805   2,462      567       1,013         542      843      959    1,090
Noncurrent liabilities...........  2,630   2,484    3,366       3,171       3,798    3,922    3,820    3,585
Shareholder's equity.............  5,320   5,974    8,777       8,847       9,143    9,257    9,170    9,110

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Guarantor's and the Company's respective consolidated historical ratios of earnings to fixed charges and the Guarantor's and the Company's consolidated ratios of earnings to fixed charges as adjusted for the sale of Tropicana, the other transactions described under "Guarantor Unaudited Pro Forma Financial Information" and the Acquisition (the "pro forma ratio of earnings to fixed charges"). For a discussion of the assumptions made in calculating the pro forma ratio of earnings to fixed charges see "Guarantor Unaudited Pro Forma Financial Information."

                                                                                  FISCAL
                                                                  FIVE-MONTH       YEARS          QUARTER
                                               FISCAL YEARS       TRANSITION       ENDED           ENDED
                                            ENDED JANUARY 31,    PERIOD ENDED    JUNE 30,      SEPTEMBER 30,
                                            ------------------     JUNE 30,     -----------   ---------------
                                            1994   1995   1996       1996       1997   1998    1997     1998
                                            ----   ----   ----   ------------   ----   ----    ----     ----
GUARANTOR
Ratio of earnings to fixed charges........  1.93   1.69   1.73       1.21       3.21   5.10     4.21     2.60
Pro forma ratio of earnings
  to fixed charges........................   --     --     --          --        --    2.32       --       (a)
COMPANY
Ratio of earnings to fixed charges........  2.03   1.94   1.52         (b)      1.72   1.11     3.10     2.30

---------------
(a) Pro forma fixed charges exceeded earnings by $15 million for the quarter ended September 30, 1998.
(b) Fixed charges exceeded earnings by $37 million for the Transition Period ended June 30, 1996.

     For these ratios, "earnings" was determined by adding "fixed charges" (excluding capitalized interest) and minority interest in net income to income from continuing operations after eliminating equity in undistributed earnings. For these purposes, "fixed charges" consists of interest on all indebtedness (including capitalized interest), amortization of debt discount and expenses and an interest factor attributable to rentals.

                           DESCRIPTION OF THE NOTES,
                       THE DEBENTURES AND THE GUARANTEES

GENERAL

     The Notes and Debentures will be issued as six series of debt securities, in each case pursuant to the Indenture, dated as of September 15, 1991, among the Company, the Guarantor and The Bank of New York, as trustee. The following statements with respect to the Notes and Debentures are summaries and are subject to the detailed provisions of the Trust Indenture Act of 1939, as amended, and the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and Debentures and the Indenture, including the definitions therein of certain terms capitalized and not otherwise defined in this Prospectus Supplement. Wherever references are made to particular provisions of the Indenture or terms defined therein, such provisions or definitions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such references.

2001 Notes

     The 2001 Notes will constitute an additional series of unsecured debt securities and will be limited in aggregate principal amount to $600,000,000. The 2001 Notes will mature on December 15, 2001 and will accrue interest from December 16, 1998 at a rate of 6.250% per annum.

2003 Notes

     The 2003 Notes will constitute an additional series of unsecured senior debt securities and will be limited in aggregate principal amount to $400,000,000. The 2003 Notes will mature on December 15, 2003 and will accrue interest from December 16, 1998 at a rate of 6.400% per annum.

2005 Notes

     The 2005 Notes will constitute an additional series of unsecured senior debt securities and will be limited in aggregate principal amount to $475,000,000. The 2005 Notes will mature on December 15, 2005 and will accrue interest from December 16, 1998 at a rate of 6.625% per annum.

2008 Notes

     The 2008 Notes will constitute an additional series of unsecured senior debt securities and will be limited in aggregate principal amount to $450,000,000. The 2008 Notes will mature on December 15, 2008 and will accrue interest from December 16, 1998 at a rate of 6.800% per annum.

2018 Debentures

     The 2018 Debentures will constitute an additional series of unsecured senior debt securities and will be limited in aggregate principal amount to $875,000,000. The 2018 Debentures will mature on December 15, 2018 and will accrue interest from December 16, 1998 at a rate of 7.500% per annum.

2028 Debentures

     The 2028 Debentures will constitute an additional series of unsecured debt securities and will be limited in aggregate principal amount to $700,000,000. The 2028 Debentures will mature on December 15, 2028 and will accrue interest from December 16, 1998 at a rate of 7.600% per annum.

     Each series of Notes and Debentures will be issued only in book-entry form through the facilities of DTC and will be sold in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in each series of Notes and Debentures may be effected only through records maintained by DTC or its nominee.

SEMI-ANNUAL PAYMENTS

     Interest on each series of Notes and Debentures will be payable semi-annually in arrears on June 15 and December 15 of each year (each an "Interest Payment Date"), commencing on June 15, 1999 to the persons in whose names the Notes and Debentures are registered as of the close of business on the June 1 or December 1 preceding such Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full six month interest period, will be computed on the basis of the actual number of days elapsed in such period. In the event that any date on which interest is payable on each series of Notes or Debentures is not a Business Day, then payment of the amount payable on such date will be made on the next succeeding day which is a Business Day (and without interest or other payment in respect of any such delay) with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in the State of New York are authorized or obligated pursuant to law or executive order to close.

GUARANTEES

     The Guarantor will unconditionally guarantee on a senior basis the due and punctual payment of principal of and interest on each series of Notes and Debentures, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration or otherwise. Interest and additional amounts paid by the Guarantor may be subject to Canadian withholding taxes. The withholding tax rate in respect of payments made to residents of the United States within the meaning of the Canada-United States Income Tax Convention (1980) would be 10% by virtue of such Convention. The Guarantor will further agree, however, that any amounts to be paid by the Guarantor under the Guarantees will be paid without deduction or withholding for or on account of any and all present or future tax, duty, assessment or governmental charge imposed upon or as a result of such payment by the Government of Canada, or any province or other political subdivision or taxing authority thereof or therein, or if deduction or withholding of any such tax, duty, assessment or charge shall at any time be required by or on behalf of the Government of Canada or any such province, political subdivision or taxing authority, the Guarantor will pay such additional amount in respect of principal and interest as may be necessary in order that the net amounts paid to the holders of the Notes and Debentures or the Trustee, as the case may be, pursuant to the Guarantees after such deduction or withholding shall not be less than the amount provided for in the Notes or Debentures to be then due and payable; except that no such additional amount shall be payable in respect of any Notes or Debentures to any holder (a) who is subject to such tax, duty, assessment or governmental charge in respect of such Notes or Debentures by reason of his being connected with Canada otherwise than merely by the holding or ownership of such Notes or Debentures, or (b) who is not dealing at arm's length with the Guarantor (within the meaning of the Income Tax Act (Canada) as reenacted or amended from time to time), or (c) with respect to any estate, inheritance, gift, sales, transfer, personal property or any other similar tax, duty, assessment or governmental charge, or (d) with respect to any tax, duty, assessment or governmental charge payable otherwise than by withholding payments in respect of such Notes or Debentures, or (e) with respect to any combination of the above.

RANKING

     The 2001 Notes, 2003 Notes, 2005 Notes, 2008 Notes, 2018 Debentures and 2028 Debentures and the Guarantees will rank equal with the other unsubordinated indebtedness of the Company and the Guarantor, respectively.

REDEMPTION

     The 2001 Notes, 2003 Notes, 2005 Notes, 2008 Notes, 2018 Debentures and 2028 Debentures will not be redeemable prior to maturity.

NEGATIVE PLEDGE

     The Guarantees will provide that so long as any of the Notes or Debentures shall remain outstanding, the Guarantor will not create or suffer to exist any lien on any of its property without making effective provision whereby the Guarantees shall be directly secured by such lien equally and ratably with (or prior to) all other indebtedness secured by such lien as long as such other indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not prevent:

     (i) any lien existing prior to the time of acquisition of any property acquired by the Guarantor after September 15, 1991 through purchase, merger, consolidation or otherwise;

     (ii) any lien on any property acquired or constructed by the Guarantor after September 15, 1991 to secure all or a portion of the price of such acquisition or construction or funds borrowed to pay all or a portion of the price of such acquisition or construction;

     (iii) extensions, renewals or replacements of any lien referred to in clauses (i) or (ii) to the extent that the principal amount of indebtedness secured or evidenced thereby is not increased and that the lien is not extended to any other property; and

     (iv) any lien on property not referred to in clauses (i) through (iii) if, at the time such lien is created, incurred or assumed or suffered to be created, incurred or assumed, and after giving effect thereto and to the indebtedness secured or evidenced thereby, the sum of the aggregate amount of all outstanding indebtedness of the Guarantor secured or evidenced by liens on property which are not referred to in clauses (i) through (iii) and which do not equally and ratably secure the Guarantees shall not exceed 15% of the consolidated net worth of the Guarantor and its subsidiaries.

DEFEASANCE OF CERTAIN OBLIGATIONS

     The Guarantor or the Company, as applicable, may omit to comply with the covenant described under "Negative Pledge" and the covenant described under "Description of Securities and Guarantees -- Consolidation, Merger and Sale of Assets" in the Prospectus if the conditions set forth under "Description of Securities and Guarantees -- Defeasance of Certain Obligations" in the Prospectus are satisfied.

CLEARING AND SETTLEMENT

     Links have been established among DTC, Cedel Bank, societe anonyme ("Cedel") and Morgan Guaranty Trust Company of New York, Brussels Office (the "Euroclear Operator"), as operator of the Euroclear System ("Euroclear"), to facilitate the initial issuance of the Notes and Debentures and cross-market transfers of the Notes and Debentures associated with secondary market trading. The Bank of New York has been appointed as the paying agent (the "Paying Agent") for the Notes and Debentures.

     Although DTC, Cedel and Euroclear have agreed to the procedures provided below in order to facilitate transfers of the Notes and Debentures among their participants, they are under no obligation to perform or continue to perform such proce-dures and such procedures may be modified or discontinued at any time. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries (the "U.S. Depositaries"), which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. The Paying Agent will not have any responsibility for the performance by DTC, Cedel and Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     DTC. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include certain of the underwriters, the U.S. Depositaries, securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Transfers of ownership or other interests in the Notes and Debentures in DTC may be made only through DTC participants. In addition, beneficial owners of Notes and Debentures in DTC will receive all distributions of principal of and interest on the Notes and Debentures, if any, from the Paying Agent through such DTC participant.

     Cedel. Cedel is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Cedel provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel participants are financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Cedel is also available to others that clear through or maintain a custodial relationship with a Cedel participant either directly or indirectly.

     Distributions with respect to the Notes and Debentures, if any, held beneficially through Cedel will be credited to cash accounts of Cedel participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Cedel.

     Euroclear. Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance Systems, S.C., a

Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

     Distributions with respect to the Notes and Debentures, if any, held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

     Trading between participants. Initial settlement for the Notes and Debentures will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

     Trading between DTC seller and Cedel or Euroclear purchaser. When Notes or Debentures are to be transferred from the account of a DTC participant (other than U.S. Depositaries) to the account of a Cedel participant or a Euroclear participant, the purchaser must send instructions to Cedel or Euroclear through a participant at least one business day prior to settlement. Cedel or Euroclear, as the case may be, will instruct the relevant U.S. Depositary to receive the Notes or Debentures against payment. Payment will then be made by such U.S. Depositary to the DTC participant's account against delivery of the Notes or Debentures. After settlement has been completed, the Notes or Debentures will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Cedel participant's or Euroclear participant's account. Credit for the Notes or Debentures will appear on the next day (European time) and cash debit will be back-valued to, and the interest on the Notes and Debentures, if any, will accrue from, the value date (which would be the preceding day when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Cedel or Euroclear cash debit will be valued instead as of the actual settlement date.

     Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Notes or Debentures to the relevant U.S. Depositary for the benefit of Cedel participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross market transaction will settle no differently than a trade between two DTC participants.

     Trading between Cedel or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Cedel participants or Euroclear participants may employ their customary procedures for transactions in which Notes or Debentures are to be transferred by the respective clearing system through the relevant U.S. Depositary to another DTC participant. The seller must send instructions to Cedel or Euroclear through a participant at least one business day prior to settlement. In these cases, Cedel or Euroclear will instruct its U.S. Depositary to credit the Notes or Debentures to the DTC participant's account against payment. The payment will then be reflected in the account of the Cedel participant or Euroclear participant the following day, and receipt of the cash proceeds in the Cedel participant's or Euroclear participant's account will be back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If the Cedel participant or Euroclear participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over the one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Cedel participant's or Euroclear participant's account would instead be valued as of the actual settlement date.

            U.S. FEDERAL INCOME TAX CONSEQUENCES TO FOREIGN HOLDERS

     The following summary describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes and Debentures. This summary deals only with Notes and Debentures held as capital assets by Non-United States holders (as defined below) who purchase the Notes and Debentures upon original issuance at their original offering price. As used herein, a "Non-United States holder" is any holder of Notes or Debentures other than a "United States holder." The term "United States holder" means a beneficial holder of a Note or Debenture that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND DEBENTURES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

     Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding:

     (a) no withholding of U.S. federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note or Debenture owned by a Non-United States holder, provided (i) that the beneficial owner of the Notes or Debentures ("Beneficial Owner") does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the Beneficial Owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the Beneficial Owner is not a bank whose receipt of interest on a Note or Debenture is described in section 881(c)(3)(A) of the Code, and (iv) the Beneficial Owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder; and

     (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-United States holder upon the sale, exchange, retirement or other disposition of a Note or Debenture.

     To satisfy the requirement referred to in (a)(iv) above, the Beneficial Owner of such Note or Debenture, or a financial institution holding the Note or Debenture on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the Beneficial Owner is not a United States person. Currently, these requirements will be met if (1) the Beneficial Owner provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an Internal Revenue Service ("IRS") Form W-8 (or successor form)) or (2) a financial institution holding the Note or Debenture on behalf of the Beneficial Owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under final Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-United States holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-United States holder will be subject to a 30% withholding tax unless the Beneficial Owner provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from, or a reduction of, such withholding tax under the benefit of an applicable tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note or Debenture is not subject to withholding tax because it is effectively connected with the Beneficial Owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If a Non-United States holder is engaged in a trade or business in the United States and interest on the Note or Debenture is effectively connected with the conduct of such trade or business, the Non-United States holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States person. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note or Debenture generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States holder, (ii) in the case of a Non-United States holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met or (iii) in the case of any gain representing accrued interest on the Notes or Debentures, the requirements described above are not satisfied.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, no information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States holders if a statement described above in (a)(iv) has been received (and the payor does not have actual knowledge that the Beneficial Owner is a United States person).

     In addition, a 31% backup withholding tax and information reporting may apply to the proceeds of the sale of a Note or Debenture within the United States or conducted through certain U.S. related financial intermediaries unless the statement described in (a)(iv) above has been received (and the payor does not have actual knowledge that the Beneficial Owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                           CANADIAN TAX CONSEQUENCES

     Interest and additional amounts paid by the Guarantor may be subject to Canadian withholding taxes. The withholding tax rate in respect of payments made to residents of the United States within the meaning of the Canada-United States Income Tax Convention (1980) would be 10% by virtue of such Convention. A holder will be required to include in income, for United States federal income tax purposes, any tax withheld from the payments made pursuant to the Guarantee, notwithstanding the fact that such withheld tax is not in fact received by such holder, and any additional amount paid by the Guarantor in respect thereof. A holder may be entitled to deduct or credit such withholding tax. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit and the application of the foreign credit limitations to their particular circumstances.

                                  UNDERWRITING

     The Company, the Guarantor and the underwriters for the offering named below (the "Underwriters") have entered into an underwriting agreement and a pricing agreement with respect to the Notes and Debentures. Subject to certain conditions, each Underwriter has severally agreed to purchase the respective aggregate principal amounts of Notes and Debentures indicated in the following table.

                                 Principal      Principal      Principal      Principal      Principal      Principal
                                   Amount         Amount         Amount         Amount         Amount         Amount
                                  of 2001        of 2003        of 2005        of 2008        of 2018        of 2028
         Underwriters              Notes          Notes          Notes          Notes        Debentures     Debentures
------------------------------  ------------   ------------   ------------   ------------   ------------   ------------
Goldman, Sachs & Co...........  $270,050,000   $179,850,000   $224,295,000   $202,400,000   $393,800,000   $315,150,000
Bear, Stearns & Co. Inc. .....    72,000,000     48,000,000     56,640,000     54,000,000    105,000,000     84,000,000
Morgan Stanley & Co.
  Incorporated................    72,000,000     48,000,000     56,640,000     54,000,000    105,000,000     84,000,000
Chase Securities Inc. ........    42,000,000     28,000,000     33,250,000     31,500,000     61,250,000     49,000,000
Merrill Lynch, Pierce, Fenner
  & Smith Incorporated........    42,000,000     28,000,000     33,250,000     31,500,000     61,250,000     49,000,000
Salomon Smith Barney Inc......    42,000,000     28,000,000     33,250,000     31,500,000     61,250,000     49,000,000
ABN AMRO Incorporated.........     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Nesbitt Burns Securities
  Inc. .......................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
BNY Capital Markets, Inc. ....     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Commerzbank Capital Markets
  Corporation.................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Credit Suisse First Boston
  Corporation.................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Deutsche Bank Securities
  Inc. .......................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Dresdner Kleinwort Benson
  North America LLC...........     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
HSBC Securities, Inc. ........     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
Scotia Capital Markets (USA)
  Inc. .......................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
SG Cowen Securities
  Corporation.................     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
TD Securities (USA) Inc. .....     5,450,000      3,650,000      3,425,000      4,100,000      7,950,000      6,350,000
                                ------------   ------------   ------------   ------------   ------------   ------------
        Total.................  $600,000,000   $400,000,000   $475,000,000   $450,000,000   $875,000,000   $700,000,000
                                ============   ============   ============   ============   ============   ============

                            ------------------------

     Notes and Debentures sold by the Underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this Prospectus Supplement. The Underwriters may sell 2001 Notes, 2003 Notes, 2005 Notes, 2008 Notes, 2018 Debentures and 2028 Debentures to securities dealers at a discount from the initial public offering price of up to 0.250%, 0.350%, 0.375%, 0.400%, 0.500% and 0.500%, respectively, of the principal amount. Securities dealers may resell any 2001 Notes, 2003 Notes, 2005 Notes, 2008 Notes, 2018 Debentures and 2028 Debentures purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125%, 0.250%, 0.250%, 0.250%, 0.250% and 0.250%, respectively, of the principal amount. If all the Notes and Debentures are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     The Notes and Debentures are new issues of securities with no established trading market. The Underwriters have advised the Company that the Underwriters intend to make markets in the Notes and Debentures, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Notes and Debentures.

     In connection with the offerings, the Underwriters may purchase and sell Notes and Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes or Debentures than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes or Debentures while the offerings are in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because an Underwriter has repurchased Notes or Debentures sold by or for the account of that Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market prices of the Notes and Debentures. As a result, the prices of the Notes and Debentures may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company and the Guarantor have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company estimates that its share of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $1,000,000.

     Certain of the Underwriters or their affiliates have provided from time to time and may provide in the future investment banking, commercial banking and other services to the Company and the Guarantor. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the administrative agent and a lender to the Company under the bank credit facilities that are being paid down with the proceeds of the offerings. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., is the syndication agent and a lender to the Company under the bank credit facilities that are being paid down with the proceeds of the offerings. As the proceeds of the offerings will be used to repay indebtedness under such facilities, more than 10% of the proceeds of the offerings will be paid to affiliates of a member of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the offerings. The offerings will be made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD. John S. Weinberg, a Managing Director of Goldman, Sachs & Co., is also a director of the Guarantor.

PROSPECTUS

                                 [SEAGRAM LOGO]

                                 $4,520,000,000
                         JOSEPH E. SEAGRAM & SONS, INC.
                                DEBT SECURITIES
                            CLASS A PREFERRED STOCK
                                    WARRANTS
                            THE SEAGRAM COMPANY LTD.
                                   GUARANTEES
                               ------------------
     Joseph E. Seagram & Sons, Inc. (the "Company") from time to time may offer its (i) debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness ("Debt Securities"), in one or more series, up to an aggregate initial offering price of not more than $4,500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies),
(ii) Class A Preferred Stock of the par value of $100 per share ("Class A Preferred Stock"), in one or more series, up to an aggregate initial offering price of not more than $10,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies), and (iii) warrants ("Warrants") to purchase Debt Securities or Class A Preferred Stock, up to an aggregate initial offering price of not more than $10,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) (Debt Securities, Class A Preferred Stock and Warrants are collectively referred to as "Securities"), or any combination of the foregoing, at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of such Securities, including the initial public offering price, the currency or currencies for which such Securities may be purchased and the net proceeds to the Company from the sale thereof. The Prospectus Supplement also sets forth with regard to such Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturity, rate (which may be fixed or variable) and time of payment of any interest, any redemption, prepayment or sinking fund provisions, any exchange rights, any subordination provisions, and the currency or currencies or composite currency or currencies in which principal, premium, if any, and interest, if any, is payable; (ii) in the case of Class A Preferred Stock, the designation, number of shares, liquidation preference per share, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any voting rights and any exchange rights; and (iii) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, and, where applicable, the duration and detachability thereof.

     The Securities will be fully and unconditionally guaranteed (the "Guarantees") by The Seagram Company Ltd. (the "Guarantor"). The specific terms of the applicable Guarantees, which may be subordinated to certain liabilities and obligations of the Guarantor, are set forth in the Prospectus Supplement.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

     The Securities may be offered for sale to or through underwriters, and may also be offered directly to other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amount, if any, to be purchased by underwriters and any compensation of such underwriters or agents.
                               ------------------
                The date of this Prospectus is November 9, 1998.

                             AVAILABLE INFORMATION

     The Guarantor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information relating to the public reference rooms. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, such materials should be available for inspection and copying at the library of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Guarantor and the Company have filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Guarantor with the Commission (File No. 1-2275) and are hereby incorporated herein by reference:

          1. The Guarantor's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended.

          2. The Guarantor's Current Reports on Form 8-K dated July 20, 1998, August 4, 1998, August 25, 1998, as amended and September 1, 1998, as amended.

     All documents filed by the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS ANY SUCH EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE THEREIN). REQUESTS SHOULD BE DIRECTED TO THE SECRETARY, JOSEPH E. SEAGRAM & SONS, INC., 375 PARK AVENUE, NEW YORK, NEW YORK 10152, TELEPHONE (212) 572-7000.

     Unless otherwise indicated, currency amounts referred to herein are stated in U.S. dollars.

                         THE GUARANTOR AND THE COMPANY

     The Guarantor, a corporation organized under Canadian federal law on March 2, 1928, operates in two global business segments: spirits and wine and entertainment. The Guarantor's spirits and wine businesses are engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 96 countries and territories. The Guarantor's approximately 84%-owned entertainment subsidiary, Universal Studios, Inc., produces and distributes motion picture, television and home video products; produces and distributes recorded music; and operates theme parks and retail stores. The Company, an Indiana corporation organized in 1933, is the U.S. spirits and wine subsidiary of the Guarantor.

     The principal executive offices of the Guarantor are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 (telephone 514-849-5271). The Company's principal executive offices are located at 375 Park Avenue, New York, New York 10152 (telephone 212-572-7000).

                              RECENT DEVELOPMENTS

     On June 22, 1998, the Guarantor announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. and PolyGram N.V. ("PolyGram") to acquire PolyGram in a transaction valued at approximately $10.4 billion. The agreements call for the Guarantor to pay $8.4 billion in cash and to issue approximately 47.9 million of its common shares (12 percent of outstanding common shares after the transaction). The acquisition, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Guarantor's fiscal year ending June 30, 1999.

     On August 25, 1998, the Guarantor completed the sale of Tropicana Products, Inc. and the Guarantor's global juice business ("Tropicana") for cash proceeds of approximately $3.3 billion. The proceeds from the sale of Tropicana will be used by the Guarantor to pay part of the cash portion of the purchase price for the acquisition of PolyGram.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in a Prospectus Supplement with respect to a particular series of Securities, the net proceeds to be received by the Company from the issue and sale from time to time of the Securities will be added to the general funds of the Company to be used to reduce outstanding indebtedness, to finance the Company's operations and for other general corporate purposes, including acquisitions.

     The Company expects to make additional borrowings from time to time. The nature and amount of such borrowings can be expected to vary as a result of business requirements, market conditions and other factors.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Guarantor and its subsidiaries and of the Company and its subsidiaries for the fiscal years ended June 30, 1998 and 1997, the five-month transition period ended June 30, 1996 and each of the three fiscal years in the period ended January 31, 1996:

                                                          FIVE-MONTH
                                  FISCAL      FISCAL      TRANSITION
                                   YEAR        YEAR         PERIOD
                                  ENDED        ENDED        ENDED       FISCAL YEARS ENDED JANUARY 31,
                                 JUNE 30,    JUNE 30,      JUNE 30,    ---------------------------------
                                   1998        1997          1996        1996        1995        1994
                                 --------    --------     ----------   ---------   ---------   ---------
Ratio of earnings to fixed
  charges of the Guarantor and
  its subsidiaries(a)..........    5.10          3.21          1.21      1.73        1.69        1.93
Ratio of earnings to fixed
  charges of the Company and
  its subsidiaries(a)..........    1.11          1.72            --(b)   1.52        1.94        2.03

---------------

(a) For the purpose of calculating this ratio, pretax income before discontinued activities and cumulative effect of accounting change has been increased by fixed charges (excluding capitalized interest) and the minority interest in income of subsidiary companies, and excludes, when applicable, unremitted earnings of companies accounted for under the equity method. Fixed charges consist of interest on borrowings (including capitalized interest), amortization of debt discount, the interest portion of rental expense.

(b) Fixed charges exceeded earnings by $37 million for the five-month transition period ended June 30, 1996.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities and Guarantees with respect to such Debt Securities (the "Debt Guarantees") will be issued under an Indenture, dated as of September 15, 1991 (the "Indenture"), among the Company, the Guarantor and The Bank of New York, as Trustee (the "Trustee"), a copy of which Indenture has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following brief summaries of certain provisions of the Debt Securities, the Debt Guarantees and the Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Indenture, including the definitions therein of certain terms.

     The Debt Securities will be unsecured obligations of the Company and will be fully and unconditionally guaranteed by the Guarantor as to payment of principal, premium, if any, and interest, if any. The Indenture does not limit the amount of securities that may be issued thereunder and provides that debt securities may be issued thereunder up to the aggregate principal amount from time to time authorized by the Company and the Guarantor in one or more series.

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each, a "Global Security"). Bearer Securities, subject to certain exceptions, will not be offered or sold to persons who are within the United States or to United States persons. See "Limitations on Issuance of Bearer Securities".

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities and Debt Guarantees being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of the series of Debt Securities; (ii) the extent and manner, if any, to which payment on or in respect of Debt Securities of the series and/or Debt Guarantees thereof will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company and/or the Guarantor, as the case may be; (iii) the percentage or percentages of principal amount at which the Debt Securities of the series will be issued; (iv) the date or dates on which the Debt Securities of the series will mature (or manner of determining the same); (v) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon a declaration of acceleration of the maturities thereof; (vi) the rate or rates per annum, if any, at which the Debt Securities of the series will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (vii) the dates on which any interest will be payable (or manner of determining the same) and the regular record dates for such Interest Payment Dates for Debt Securities which are Registered Securities;
(viii) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities of the series and any amounts due under Debt Guarantees thereof will be payable and each office or agency, as described below under "Denominations, Registration and Transfer", where the Debt Securities may be presented for transfer or exchange; (ix) if other than U.S. dollars, the currency, currencies or currency unit or units, for which such Debt Securities may be purchased and the currency, currencies or currency unit or units in which the principal of (and premium, if any) and interest, if any, on such Debt Securities may be payable; (x) the period or periods within which, and the terms and conditions upon which, an election may be made by the Company or a holder, as the case may be, for payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities of the series in the currency, currencies or currency unit or units other than that in which the series is stated to be payable; (xi) whether the Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, and if Bearer Securities are issued, the circumstances and places for the exchange of Bearer Securities for Registered Securities; (xii) whether such Debt Securities are to be issued in the form of one or more temporary or definitive permanent Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (xiii) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a definitive permanent Global Security or other definitive Bearer Securities will be credited to the account of the persons entitled thereto on such Interest Payment Date; (xiv) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a definitive permanent Global Security or for other definitive Debt Securities of the series and the terms upon which interests in a definitive permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xv) any mandatory or optional sinking fund or analogous provision; (xvi) the period or periods, if any, within which, and the price or prices in the currency, currencies or currency unit or units in which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (xvii) whether the provisions of the Indenture relating to the defeasance of Debt Securities shall apply to the series of Debt Securities; (xviii) the terms and conditions, if any, upon which the Debt Securities of such series may be repayable prior to maturity at the option (which option may be conditional) of the holder thereof (in which case the Company will comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act in connection therewith, if then applicable) and the price or prices in the currency, currencies or currency unit or units in which such Debt Securities are payable; (xix) any index used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; (xx) if the amounts of payments of principal of, premium, if any, or interest, if any, on the Debt Securities of the series may be, at the election of the Company or a holder thereof, determined with reference to an index based on a coin or currency (including a composite currency) other than that in which the Debt Securities of the series are stated to be payable, the manner in which such amounts are to be determined; (xxi) the terms for exchange, if any, of the Debt Securities; (xxii) the extent, if any, to which payments by the Guarantor under the Debt Guarantees will be net of taxes or other charges imposed or levied by governmental authorities with the power so to do; (xxiii) any provisions for payment of additional amounts for taxes and any provision for redemption, in the event the Company must comply with reporting requirements in respect of any Debt Security or must pay such additional amounts in respect of any Debt Security; (xxiv) information with respect to book-entry procedures, if any; and (xxv) any other terms of the Debt Securities not inconsistent with the Indenture. All Debt Securities of any one series need not be issued at the same time, and need not bear interest at the same rate or mature on the same date.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of (and premium, if any) or interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the Prospectus Supplement relating thereto.

     Some of the Debt Securities may be issued as Discounted Securities (providing that upon redemption or acceleration of the maturity thereof an amount less than the principal thereof shall become due and payable) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Securities will be described in the Prospectus Supplement relating thereto.

DEBT GUARANTEES

     The Guarantor will fully and unconditionally guarantee the due and punctual payment of principal, premium, if any, and interest, if any, on the Debt Securities and the due and punctual payment of mandatory sinking fund payments, if any, when and as the same shall become due and payable and in the coin or currency in which the same are payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under "Global Securities". Unless otherwise provided in the Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. Unless otherwise provided in the Prospectus Supplement with respect to a series of Debt Securities, a Global Security will be issued in a denomination equal to the aggregate principal amount of Outstanding Securities of the series represented by such Global Security. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign currency or currency unit will specify the denominations thereof.

     In connection with its sale during the "restricted period" as defined in
Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and any such Bearer Security (other than a temporary Global Security in bearer form) may be delivered only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or resident of Canada, or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or resident of Canada or to a person within the United States or its possessions or Canada. See "Global Securities" and "Limitations on Issuance of Bearer Securities".

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series selected to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any instalment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made by check or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment of interest on a Bearer Security will be made unless on the earlier of the date of the first such payment by the Company or the date of delivery by the Company of a definitive Bearer Security, including a permanent Global Security, a written certificate, in the form required by the Indenture, is provided to the Company stating that on such date the Bearer Security is not owned by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or resident of Canada or, if a beneficial interest in such Bearer Security is owned by or on behalf of a United States person, that such United States person is a person described in
Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or resident of Canada or to a person within the United States or its possessions or Canada. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its designated Paying Agents within the United States or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series, and if the Debt Securities of a series may be issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in a Place of Payment for that series in the United States for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series, and (iii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

     All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable laws) be repaid to the Company and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Permanent Global Securities will be issued in definitive form. Unless and until it is exchanged for Debt Securities in definitive form, including a permanent Global Security, a temporary Global Security in registered form may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such Global Security and on the records of participants (with respect to interests of persons other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Any payments of principal, premium or interest on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Debt Securities as shown on the records of such Depositary or its nominee subject to the furnishing of the certificate described above under "Payment and Paying Agents" in the case of a Global Security in which interests are exchangeable for Bearer Securities. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject, in the case of a Global Security in which interests are exchangeable for Bearer Securities, to the furnishing of the certificate described above under "Payment and Paying Agents".

     If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary or if at any time a Depositary for a series of Debt Securities ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and in each case a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Registered Securities of a series represented by a Global Security and, in such event, will issue Registered Securities of such series in definitive form in exchange for the Global Security representing such series of Registered Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. See, however, "Limitations on Issuance of Bearer Securities" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a temporary Global Security.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, Bearer Securities (including any Global Securities issued in bearer form) may not be offered or sold during the restricted period (as defined under "Denominations, Registration and Transfer") or delivered in connection with their sale during the restricted period in the United States or its possessions or to United States persons (each as defined below) except to the extent permitted under
Section 1.163-5(c)(2)(i)(D) of the United States Treasury regulations (the "D Rules"), and any distributor (as defined in Section 1.163-5(c)(2)(i)(D)(4) of the United States Treasury regulations) participating in the offering of Debt Securities must agree that they will not offer for sale or resale, or sell, Bearer Securities in the United States or its possessions or to United States persons, except to the extent permitted under the D Rules, nor deliver Bearer Securities within the United States.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". Under Sections 165(j) and 1287(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"), holders that are United States persons (as defined below), with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the States and the District of Columbia) and "possessions" of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

TAX REDEMPTION; SPECIAL TAX REDEMPTION

     If and to the extent specified in an applicable Prospectus Supplement, the Debt Securities of a series will be subject to redemption at any time, as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon publication of a notice as described below, if (x) the Company determined that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement, the Company has or will become obligated to pay on the next succeeding Interest Payment Date additional amounts with respect to any Debt Security of such series as described below under "Payment of Additional Amounts" or

(b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered in a court of competent jurisdiction in, the United States or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Company of independent legal counsel of recognized standing, will result in a material probability that the Company will become obligated to pay additional amounts with respect to any Debt Security of such series on the next succeeding Interest Payment Date, and (y) in any such case the Company in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Company; provided however, that (1) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such additional amounts were a payment in respect of the Debt Securities then due, and (2) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

     If the Company shall determine that any payment made outside the United States by the Company or any Paying Agent of principal or interest due in respect of any Bearer Security (an "Affected Security") or any coupon appertaining thereto would, under any present or future laws or regulations of the United States, be subject to any certification, information or other reporting requirement of any kind, the effect of which requirement is the disclosure to the Company, any Paying Agent or any governmental authority of the nationality, residence or identity (as distinguished from, for example, status as a United States Alien (as defined below)) of a beneficial owner of such Affected Security of such series or coupon who is a United States Alien (other than such a requirement which (a) would not be applicable to a payment made (i) directly to the beneficial owner or (ii) to a custodian, nominee or other agent of the beneficial owner, (b) can be satisfied by such custodian, nominee or other agent certifying to the effect that such beneficial owner is a United States Alien, provided that, in each case referred to in items (a)(ii) and (b), payment by such custodian, nominee or other agent to such beneficial owner is not otherwise subject to any such requirement (other than a requirement which is imposed on a custodian, nominee or other agent described in (d) of this sentence), (c) would not be applicable to a payment made by at least one other Paying Agent of the Company or (d) is applicable to a payment to a custodian, nominee or other agent of the beneficial owner who is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income for the three-year period ending with the close of its taxable year preceding the year of payment is effectively connected with a United States trade or business, or is otherwise related to the United States), the Company at its election shall either (x) redeem the Affected Securities of such series, as a whole, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption, or (y) if the conditions of the next succeeding paragraph are satisfied, pay the additional amounts specified in such paragraph. The Company shall make such determination and election as soon as practicable and give prompt notice thereof (the "Determination Notice") in the manner described under "Notices" below, stating the effective date of such certification, information or reporting requirements, whether the Company has elected to redeem the Affected Securities of such series, or to pay the additional amounts specified in the next succeeding paragraph, and (if applicable) the last date by which the redemption of the Affected Securities of such series must take place, as provided in the next succeeding sentence. If the Company elects to redeem the Affected Securities of such series, such redemption shall take place on such date, not later than one year after the publication of the Determination Notice, as the Company shall elect by notice to the Trustee given not less than 45 or more than 75 days before the date fixed for redemption. Notice of such redemption of the Affected Securities of such series will be given to the holders thereof not less than 30 nor more than 60 days prior to the date fixed for redemption. Notwithstanding the foregoing, the Company shall not so redeem the Affected Securities of such series if the Company shall subsequently determine, not less than 30 days prior to the date fixed for redemption, that subsequent payments would not be subject to any such requirement, in which case the Company shall give prompt notice of such determination in the manner described under "Notices" below and any earlier redemption notice shall be revoked and of no further effect. The right of the holders of Affected Securities called for redemption to exchange such Affected Securities for Registered Securities (which Registered Securities will remain Outstanding following such redemption) will terminate on the 16th day prior to the date fixed for redemption, and no further exchanges of Affected Securities for Registered Securities shall be permitted unless the Company shall have made the subsequent determination and given the notice referred to in the preceding sentence.

     If and so long as the certification, information or other reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of a withholding tax, backup withholding tax or similar charge, the Company may elect to pay such additional amounts as may be necessary so that every net payment made outside the United States following the effective date of such requirements by the Company or any Paying Agent of principal (or premium, if any) or interest, if any, due in respect of any Affected Securities of such series or any coupon to a holder who certifies that the beneficial owner is a United States Alien (but without any requirement that the nationality, residence or identity of such beneficial owner be disclosed to the Company, any Paying Agent or any governmental authority), after deduction or withholding for or on account of such withholding tax, backup withholding tax or similar charge (other than a withholding tax, backup withholding tax or similar charge which (a) is the result of a certification, information or other reporting requirement described in the second parenthetical clause of the first sentence of the preceding paragraph or (b) is imposed as a result of presentation of such Affected Security or coupon for payment more than 10 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided for in such Affected Security or coupon to be then due and payable. In the event the Company elects to pay such additional amounts and as long as payments in respect of Affected Securities of the appropriate series are subject to any certification, information or other reporting requirement described in the preceding paragraph, the Company will have the right, at its sole option, at any time, to redeem the Affected Securities of such series as a whole, but not in part, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. If the Company has made the determination described in the preceding paragraph with respect to certification, information or other reporting requirements applicable only to interest and subsequently makes a determination in the manner and of the nature referred to in such preceding paragraph with respect to such requirements applicable to principal, the Company will redeem the Affected Securities of such series in the manner and on the terms described in the preceding paragraph unless the Company elects to have the provisions of this paragraph apply rather than the provisions of the immediately preceding paragraph. If in such circumstances the Affected Securities of such series are to be redeemed, the Company shall have no obligation to pay additional amounts pursuant to this paragraph with respect to principal (or premium, if any) or interest, if any, accrued and unpaid after the date of the notice of such determination indicating such redemption, but will be obligated to pay such additional amounts with respect to interest accrued and unpaid to the date of such determination. If the Company elects to pay additional amounts pursuant to this paragraph and the condition specified in the first sentence of this paragraph should no longer be satisfied, then the Company shall promptly redeem such Affected Securities in whole but not in part.

     In the event that the Company elects or is required to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding three paragraphs, the Company shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities of such series pursuant to their terms.

     Notice of intention to redeem the Debt Securities of such series and all other notices in accordance with the provisions of the preceding paragraphs will be given in accordance with "Notices" below. In the case of a redemption, notice will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

     The term "United States Alien" means any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust.

PAYMENT OF ADDITIONAL AMOUNTS

     If and to the extent specified in an applicable Prospectus Supplement, the Company will, subject to the exceptions and limitation set forth below, pay to the holder of any Debt Security or coupon who is a United States Alien such additional amounts as may be necessary in order that every net payment on such Debt Security or coupon, after withholding by the Company or any of its Paying Agents for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein) will not be less than the amount provided for in such Debt Security or in such coupon to be then due and payable. However, the Company will not be required to make any payment of additional amounts for or on account of:

          (1) any tax, assessment or other governmental charge that would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or trust, or a member or shareholder of such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen, resident or treated as a resident thereof or being or having been engaged in a trade or business or present therein or having or having had a permanent establishment therein, or (ii) such holder's present or former status as a personal holding company, foreign personal holding company, controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

          (2) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such Debt Security or coupon for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

          (3) any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

          (4) any tax, assessment or other governmental charge that is payable otherwise than by withholding from a payment on a Debt Security or coupon;

          (5) any tax, assessment or other governmental charge imposed on a holder of a Debt Security or coupon that actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code or that is a controlled foreign corporation related to the Company through stock ownership;

          (6) any tax, assessment or other governmental charge imposed as a result of the failure to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a Debt Security or coupon, if such compliance is required by statute or by regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;

          (7) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment on a Debt Security or coupon if such payment can be made without such withholding by at least one other Paying Agent;

          (8) any tax, assessment or other governmental charge imposed with respect to payments on any Registered Security by reason of the failure of the holder to fulfill the statement requirement of Sections 871(h) or 881(c) of the Code; or

          (9) any combination of items (1), (2), (3), (4), (5), (6), (7) and
     (8);

nor will additional amounts be paid with respect to any payment on a Debt Security or coupon to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income for federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Debt Security or coupon.

EVENTS OF DEFAULT

     The following are defined in the Indenture as Events of Default with respect to each series of Debt Securities: (a) failure to pay principal or premium, if any (or to make a mandatory sinking fund payment, if any), when due;
(b) failure to pay any interest within 30 days of the date when due; (c) failure to perform any other covenant of the Company or the Guarantor contained in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series) for a period of 90 days after written notice thereof is given to the Company and the Guarantor by the Trustee, or to the Company, the Guarantor and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding principal amount of a series of Debt Securities; and (d) certain events of bankruptcy, insolvency or reorganization. Additional Events of Default may be established for particular series of Debt Securities.

     If an Event of Default occurs and is continuing with respect to any series of Debt Securities, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series may, subject to any subordination provisions thereof, declare the entire principal amount (or such lesser amount as may be provided with respect to Discounted Securities) of all Debt Securities of such series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to any series of Debt Securities has been made, but before a judgment or decree based on such declaration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. Holders of Debt Securities may not enforce the Indenture, the Debt Securities or the Debt Guarantees, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture, the Debt Securities or the Debt Guarantees. Subject to certain limitations, holders of a majority in principal amount of the outstanding Debt Securities of a particular series may direct the Trustee in its exercise of any trust or power. The Company and the Guarantor each will furnish the Trustee with an annual certificate of certain of its officers certifying, to the best of its knowledge, whether the Company or the Guarantor, as the case may be, is in default and specifying the nature and status of any such default. The Trustee may withhold from holders of Debt Securities notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such holders.

     A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

     If, for the purpose of obtaining a judgment in any court with respect to any obligation of the Company or the Guarantor under any Debt Security or any related coupon or any Debt Guarantee, as the case may be, it becomes necessary to convert into any other currency or currency unit any amount in the currency or currency unit due under such Debt Security or coupon or such Debt Guarantee, as the case may be, the conversion will be made by the Currency Determination Agent appointed pursuant to the Indenture with respect to such Debt Security at the Market Exchange Rate in effect on the date of entry of the judgment (the "Judgment Date"). If pursuant to any such judgment, conversion is made on a date (the

"Substitute Date") other than the Judgment Date and a change has occurred between the Market Exchange Rate in effect on the Judgment Date and the Market Exchange Rate in effect on the Substitute Date, the Indenture requires the Company or the Guarantor, as the case may be, to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate in effect on the Judgment Date, is the amount then due under such Debt Security or coupon or such Debt Guarantee, as the case may be. Neither the Company nor the Guarantor will, however, be required to pay more in the currency or currency unit due under such Debt Security or coupon or such Debt Guarantee at the Market Exchange Rate in effect when payment is made than the amount of currency or currency unit stated to be due under such Debt Security or coupon or such Debt Guarantee, and the Company or the Guarantor, as the case may be, will be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion over the amount due and payable on the date of payment.

     Directors, officers, employees or shareholders of the Company or the Guarantor will not have any liability for any obligations of the Company or the Guarantor under the Debt Securities, the Debt Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities, by accepting a Debt Security, waives and releases all such liability. The waiver and the release are part of the consideration for the issue of the Debt Securities.

     The occurrence of an Event of Default under the Indenture may cause the occurrence of a default under the terms of other indebtedness of the Company or the Guarantor.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither the Company nor the Guarantor may consolidate or amalgamate with or merge into any other corporation, or convey, transfer or lease its assets substantially as an entirety to, any person, unless (a) the corporation formed by or continuing from such consolidation or amalgamation or into which the Company or the Guarantor is merged or the person which acquires or leases the assets of the Company or the Guarantor substantially as an entirety (i) is organized and existing under the laws of any United States jurisdiction or, in the case of the Guarantor only, under the laws of any Canadian jurisdiction, and
(ii) assumes the Company's obligations on the Debt Securities and under the Indenture or the Guarantor's obligations under the Debt Guarantees and under the Indenture, as the case may be, (b) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) certain other conditions are met, provided that the Company or the Guarantor may consolidate or amalgamate with or merge into a direct or indirect majority-owned subsidiary of the Company or the Guarantor, as the case may be, if the Company or the Guarantor, as the case may be, is the surviving corporation and the condition set forth in clause (b) above is met.

SATISFACTION AND DISCHARGE

     Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Debt Securities, the Indenture provides that the Company shall be discharged from its obligations under the Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption of the Debt Securities of such series when (a) the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency, currencies, currency unit or units in which the Debt Securities of such series are payable to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or
(ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest, if any, on which are fully guaranteed by, the government which issued the currency, and are payable in the currency, in which the Debt Securities of such series are payable, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or,

(iii) such amount equal to the amount referred to in clause (i) or (ii) in any combination of currency or currency unit or government obligations, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series, (c) unless otherwise set forth in such Prospectus Supplement, the Company has delivered to the Trustee an opinion of counsel to the effect that
(i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based upon which such opinion of counsel shall confirm that, the holders of Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred and (d) certain other conditions are met. Upon such discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Debt Securities, and shall look only to such deposited funds or obligations.

DEFEASANCE OF CERTAIN OBLIGATIONS

     If the terms of the Debt Securities of any series so provide, the Company and the Guarantor may omit to comply with certain designated covenants in the Indenture and any such omission with respect to such covenants shall not be an Event of Default with respect to the Debt Securities of such series, if (a) the Company deposits or causes to be deposited with the Trustee for the Debt Securities of such series in trust an amount of (i) cash in the currency or currency unit in which the Debt Securities of such series are payable (except as otherwise specified with respect to the Debt Securities of such series), (ii) government obligations of the type referred to under "Satisfaction and Discharge" or (iii) a combination of such cash and government obligations, which amount, in the case of (ii) or (iii), together with the predetermined and certain income to accrue on any such government obligations when due (without the consideration of any reinvestment thereof), is sufficient to pay and discharge when due the entire indebtedness on all such outstanding Debt Securities of such series and any related coupons for unpaid principal (and premium, if any) and interest, if any, to the Stated Maturity or any Redemption Date, as the case may be and (b) certain other conditions are met. The obligations of the Company and the Guarantor under the Indenture with respect to the Debt Securities of such series and the related Debt Guarantees, as the case may be, other than with respect to the covenants referred to above, shall remain in full force and effect.

MEETINGS, MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company, the Guarantor and the Trustee with the consent of the holders of more than 50% in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of or interest, if any, on any Debt Security, or any premium payable upon the redemption thereof,
(c) reduce the amount of principal of a Discounted Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment, (e) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), (g) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify or affect in any manner adverse to a holder of any of the Debt Securities the terms and conditions of the Debt Guarantees.

     The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series and any coupons appertaining thereto waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series affected. The Indenture, the Debt Securities or the Debt Guarantees may be amended or supplemented, without the consent of any holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of Debt Securities.

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

NOTICES

     Except as may otherwise be set forth in an applicable Prospectus Supplement relating to a series of Debt Securities, notices to holders of Bearer Securities will be given by publication in a daily newspaper in the English language of general circulation in The City of New York and in London, and so long as such Bearer Securities are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange shall so require, in a daily newspaper of general circulation in Luxembourg or, if not practical, elsewhere in Western Europe. Such publication is expected to be made in The Wall Street Journal, the Financial Times and the Luxemburger Wort. Notices to holders of Registered Securities will be given by mail to the addresses of such holders as they appear in the Security Register.

TITLE

     Title to any Global Security and Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO SERVICE

     Pursuant to the Indenture, the Guarantor has irrevocably designated The Bank of New York as its authorized agent for service of process in any legal action or proceeding arising out of or relating to the Indenture, the Debt Securities or the Debt Guarantees brought in any federal or state court in New York City and has irrevocably submitted to the jurisdiction of such courts. Such designation does not constitute consent to service of process in any legal action or proceeding predicated upon the Securities Act.

TRUSTEE

     The Trustee acts as depository for funds of, makes loans (which may rank senior to certain series of Debt Securities) to, and performs other services for, Seagram in the ordinary course of business. The Trustee also acts as trustee for the Guarantor's 6.875% Debentures due September 1, 2023, 8.35% Debentures due January 15, 2022, 8.35% Debentures due November 15, 2006, 6.50% Debentures due April 1, 2003 and Medium-Term Notes, Series A, that may be issued from time to time, and as trustee for the following securities issued by the
Company: 9% Guaranteed Debentures due August 15, 2021, 9.65% Guaranteed Debentures due August 15, 2018, 8 7/8% Guaranteed Debentures due September 15, 2011, 7% Guaranteed Debentures due April 15, 2008, 8 3/8% Guaranteed Debentures due February 15, 2007 and Guaranteed Medium-Term Notes, Series A, that may be issued from time to time.

                         DESCRIPTION OF PREFERRED STOCK

     The following brief summary of the Company's preferred stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Company's Restated Articles of Incorporation and its By-laws. The particular terms and provisions of Class A Preferred Stock offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Class A Preferred Stock.

GENERAL

     The authorized capital of the Company currently consists of 250,000 shares of common stock of the par value of $1 per share ("Common Stock"), of which 250,000 shares of Common Stock were outstanding at June 30, 1998, 129,151 1/2 shares of 6% Non-Cumulative Preferred Stock of the par value of $100 per share ("6% Preferred Stock"), of which 120,694 shares of 6% Preferred Stock were outstanding at June 30, 1998, and 1,000,000 shares of Class A Preferred Stock, none of which was outstanding at June 30, 1998. All of the outstanding shares of Common Stock and 6% Preferred Stock are owned by Seagram Enterprises, Inc., a wholly owned subsidiary of the Guarantor.

CLASS A PREFERRED STOCK

     Class A Preferred Stock may be issuable in one or more series, with the Board of Directors of the Company (the "Board") vested with authority to determine, without further shareholder approval, the designations and the relative preferences, limitations, voting rights, if any, and other rights of the Class A Preferred Stock and of each series of Class A Preferred Stock.

     The specific terms of a particular series of Class A Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include the following: (i) the designation of such series; (ii) the number of shares initially constituting such series; (iii) the increase, and the decrease to a number not less than the number of the outstanding shares of such series, of the number of shares constituting such series theretofore fixed;
(iv) the rate or rates and the times at which dividends on the shares of such series shall be paid and whether or not such dividends shall be cumulative and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate; (v) whether or not the shares of such series shall be redeemable and, if such shares shall be redeemable, the terms and conditions of such redemption, including but not limited to the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates; (vi) the amount payable on the shares of such series in the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary; (vii) whether or not the shares of such series shall have voting rights, in addition to the voting rights provided by law and, if such shares shall have such voting rights, the terms and conditions thereof, including but not limited to the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other series or class of stock and the right to have more than one vote per share; (viii) whether or not a sinking fund shall be provided for the redemption of the shares of such series, and if such a sinking fund shall be provided, the terms and conditions thereof; (ix) whether or not the shares of such series shall be exchangeable for shares of stock of any other class or any other series of this class or any other securities or series and, if so, the terms and conditions of exchange, including but not limited to any provision for the adjustment of the rate or rates or the price or prices of exchange; (x) whether or not the shares of such series shall have pre-emptive rights to subscribe to or purchase any shares of Common Stock, 6% Preferred Stock, Class A Preferred Stock or other securities of the Company; (xi) any other relative preferences, limitations, or rights; and (xii) a discussion of certain United States federal and Canadian income tax considerations, if any, applicable to shares of the series.

GUARANTEES

     The Guarantor will fully and unconditionally guarantee the due and punctual payment, as and when declared, of (i) accumulated and unpaid dividends on outstanding shares of Class A Preferred Stock, (ii) any amounts due on liquidation or redemption of outstanding shares of Class A Preferred Stock and
(iii) upon a voluntary or involuntary dissolution, liquidation or winding up of the Company, the liquidation preference payable in respect of outstanding shares of Class A Preferred Stock.

6% PREFERRED STOCK

     The holders of 6% Preferred Stock are entitled to receive dividends out of the surplus earnings of the Company, or out of its net profits or surplus paid in cash, when and as declared by the Board, at a rate of 6% per annum from the date of issue, payable annually from the 31st day of July in each year. The holders of 6% Preferred Stock are entitled to no other or further dividends. Such dividends are noncumulative, so that if any dividends upon outstanding shares of 6% Preferred Stock are not declared for any dividend period, holders of such 6% Preferred Stock have no right to the future payment of a dividend for such dividend period, and dividends may be declared or paid upon Common Stock and Class A Preferred Stock in subsequent dividend periods without paying the holders of 6% Preferred Stock any dividends for such previous dividend period in which dividends were not declared or paid. Subject to the terms of any Class A Preferred Stock then outstanding, dividends may be declared and paid on Common Stock at the same time as the annual dividend is declared and paid on 6% Preferred Stock. Subject to the terms of any Class A Preferred Stock then outstanding, dividends may be declared and paid at any other time on Common Stock if simultaneously therewith a dividend at the rate of 6% per annum from the 31st day of July next preceding such declaration is declared and paid upon the 6% Preferred Stock then outstanding.

     The 6% Preferred Stock may be redeemed at the option of the Board, in whole or in part, on ten days' written notice to the holders thereof. The redemption price of each share of 6% Preferred Stock to be redeemed shall be $105, plus any and all dividends declared by the Board remaining unpaid on such date. From and after the date fixed as the date of redemption (unless default is made by the Company in providing funds for payment of the redemption price), all rights of the holders of redeemed 6% Preferred Stock shall cease and terminate except the right to receive the redemption price. Redeemed 6% Preferred Stock may not be reissued, and no 6% Preferred Stock may be issued in lieu thereof or in exchange therefor, and such 6% Preferred Stock shall be cancelled and deemed to have been retired, as provided by law.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of 6% Preferred Stock shall be entitled to receive out of the assets of the Company (whether from capital or surplus or both) the full par value of such 6% Preferred Stock, plus all dividends declared by the Board and remaining unpaid on the date of such liquidation, dissolution or winding up of the Company, and no more, before any distribution on assets shall be made to holders of Common Stock and, subject to the terms of any Class A Preferred Stock then outstanding, the holders of Common Stock shall be entitled, to the exclusion of holders of 6% Preferred Stock, to share ratably in the assets of the Company remaining after such payment. Subject to the terms of any Class A Preferred Stock then outstanding, if, upon such liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to permit payment in full to holders of 6% Preferred Stock, then the entire assets of the Company shall be distributed ratably among the holders of 6% Preferred Stock then outstanding.

     Subject to exclusive rights of any series of Class A Preferred Stock, each share of 6% Preferred Stock entitles the holder thereof to one vote at all meetings of shareholders of the Company, which voting rights are identical to those of holders of Common Stock.

                            DESCRIPTION OF WARRANTS

     The following description of the terms of Warrants sets forth certain general terms and provisions to which any Prospectus Supplement may relate. The particular terms and provisions of Warrants offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Warrants.

     The Company may issue Warrants to purchase Debt Securities ("Debt Warrants") or Warrants to purchase Class A Preferred Stock ("Preferred Stock Warrants"). Warrants may be issued independently of or together with any other securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate Warrant Agreement (each, a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants.

     The Guarantor will fully and unconditionally guarantee all obligations of the Company with respect to the Warrants.

DEBT WARRANTS

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Warrants being offered thereby: (i) the title of such Debt Warrants; (ii) the offering price for such Debt Warrants, if any;
(iii) the aggregate number of such Debt Warrants; (iv) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (v) if applicable, the designation and terms of the securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such security; (vi) if applicable, the date from and after which such Debt Warrants and any securities issued therewith will be separately transferable; (vii) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise; (viii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (x) whether the Debt Warrants represented by Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (xi) information with respect to book-entry procedures, if any; (xii) if other than U.S. dollars, the currency, currencies or currency unit or units in which the offering price, if any, and the exercise price are payable; (xiii) if applicable, a discussion of certain United States federal and Canadian income tax considerations; (xiv) the antidilution provisions of such Debt Warrants, if any; (xv) the redemption or call provisions, if any, applicable to such Debt Warrants; and (xvi) any additional terms of the Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

PREFERRED STOCK WARRANTS

     Reference is made to the Prospectus Supplement for the following terms of the particular series of Preferred Stock Warrants being offered thereby: (i) the title of such Preferred Stock Warrants; (ii) the offering price of such Preferred Stock Warrants, if any; (iii) the aggregate number of such Preferred Stock Warrants; (iv) the designation and terms of the Class A Preferred Stock purchasable upon exercise of such Preferred Stock Warrants; (v) if applicable, the designation and terms of the securities with which such Preferred Stock Warrants are issued and the number of such Preferred Stock Warrants issued with each such security; (vi) if applicable, the date from and after which such Preferred Stock Warrants and any securities issued therewith will be separately transferable; (vii) the number of shares of Class A Preferred Stock purchasable upon exercise of a Preferred Stock Warrant and the price at which such shares may be purchased upon exercise; (viii) the date on which the right to exercise such Preferred Stock Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Preferred Stock Warrants that may be exercised at any one time; (x) if other than U.S. dollars, the currency, currencies or currency unit or units in which the offering price, if any, and the exercise price are payable; (xi) if applicable, a discussion of certain United States federal and Canadian income tax considerations; (xii) the antidilution provisions of such Preferred Stock Warrants, if any; (xiii) the redemption or call provisions, if any, applicable to such Preferred Stock Warrants; and (xiv) any additional terms of such Preferred Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Preferred Stock Warrants.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell all or part of the Securities from time to time on terms determined at the time such Securities are offered for sale to or through underwriters or through selling agents, and also may sell such Securities directly to other purchasers. The names of any such underwriters or selling agents in connection with the offer and sale of the Securities will be set forth in the Prospectus Supplement relating thereto.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from the Company will be described in the Prospectus Supplement.

     Underwriters, dealers, selling agents and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a Prospectus Supplement indicates otherwise with respect to a particular series of Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof. Each underwriter, selling agent and dealer participating in the distribution of the Securities must agree that it will not offer or sell, directly or indirectly, any such Securities acquired by it in connection with a distribution in Canada unless the Prospectus Supplement indicates otherwise or to residents thereof in contravention of the securities laws of Canada or any province or territory thereof. Any reoffers or resales in Canada must be made in compliance with the requirements of applicable securities laws.

     The Securities sold will constitute a new issue of securities with no established trading market. In the event that Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Securities will be passed upon for the Company by Simpson Thacher & Bartlett, United States counsel for the Company and the Guarantor, and Goodman Phillips & Vineberg S.E.N.C., Canadian counsel for the Guarantor, and for any underwriters or selling agents by Sullivan & Cromwell, United States counsel for such underwriters or selling agents. Simpson Thacher & Bartlett and Sullivan & Cromwell, who will pass only upon matters of United States and New York law, will rely upon Goodman Phillips & Vineberg S.E.N.C. with respect to matters of Canadian law and Barnes & Thornburg, Indiana counsel for the Company, with respect to matters of Indiana law. Goodman Phillips & Vineberg S.E.N.C., who will pass only upon matters of Canadian law, will rely upon Simpson Thacher & Bartlett with respect to matters of United States and New York law.

                                    EXPERTS

     The consolidated financial statements of the Guarantor as of June 30, 1998 and 1997 and for the years ended June 30, 1998 and 1997, the five-month period ended June 30, 1996 and the year ended January 31, 1996 incorporated in this Prospectus by reference to the Guarantor's Current Report on Form 8-K dated September 1, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of PolyGram as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 incorporated in this Prospectus by reference to the Guarantor's Form 8-K, dated August 25, 1998, as amended, have been audited by KPMG Accountants N.V., as stated in their report, and have been so incorporated in reliance upon the report of such firm given on the authority of said firm as experts in accounting and auditing.

                     JURISDICTION RESPECTING THE GUARANTOR

     The Guarantor is a Canadian corporation and certain of its directors and officers and the experts referred to herein are citizens or residents of countries other than the United States. A substantial portion of the assets of the Guarantor and of such persons are located outside the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over the Guarantor and such directors and officers and experts in courts in the United States in actions predicated on the civil liability provisions of the United States federal securities laws or to enforce against the Guarantor or such persons judgments obtained in such actions; to obtain judgments against the Guarantor or such persons in original actions in Canadian or other foreign courts predicated solely upon the United States federal securities laws; or to enforce against the Guarantor or such persons in Canadian or other foreign courts judgments of courts in the United States predicated upon the civil liability provisions of the United States federal securities laws.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in the Prospectus Supplement or the Prospectus. You must not rely on any unauthorized information or representations. The Prospectus Supplement and the Prospectus is an offer to sell only the Notes and Debentures offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in the Prospectus Supplement is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                              Page
                                              ----
               Prospectus Supplement
The Seagram Company Ltd.....................    S-1
PolyGram N.V. ..............................    S-6
Use of Proceeds.............................    S-9
Condensed Consolidated Capitalization of
  Guarantor.................................    S-9
Guarantor Unaudited Pro Forma Consolidated
  Financial Information.....................   S-10
Guarantor Unaudited Supplementary Pro Forma
  Financial Information.....................   S-17
Guarantor Selected Historical Consolidated
  Financial Data............................   S-22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   S-24
PolyGram Selected Historical Consolidated
  Financial Data............................   S-41
Summary Consolidated Financial Information
  of the Company............................   S-42
Ratios of Earnings to Fixed Charges.........   S-42
Description of the Notes, the Debentures and
  the Guarantees............................   S-43
U.S. Federal Income Tax Consequences to
  Foreign Holders...........................   S-49
Canadian Tax Consequences...................   S-51
Underwriting................................   S-52
                    Prospectus
Available Information.......................      2
Incorporation of Certain Documents by
  Reference.................................      2
The Guarantor and the Company...............      3
Recent Developments.........................      3
Use of Proceeds.............................      3
Ratios of Earnings to Fixed Charges.........      4
Description of Debt Securities..............      5
Description of Preferred Stock..............     19
Description of Warrants.....................     21
Plan of Distribution........................     22
Legal Matters...............................     23
Experts.....................................     24
Jurisdiction Respecting the Guarantor.......     24

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                                 $3,500,000,000
                              JOSEPH E. SEAGRAM &

                                   SONS, INC.
                                  $600,000,000
                          6.250% Senior Notes due 2001

                                  $400,000,000
                          6.400% Senior Notes due 2003

                                  $475,000,000
                          6.625% Senior Notes due 2005

                                  $450,000,000
                          6.800% Senior Notes due 2008

                                  $875,000,000
                       7.500% Senior Debentures due 2018

                                  $700,000,000
                       7.600% Senior Debentures due 2028
                          Guaranteed as to Payment of

                           Principal and Interest by
                            THE SEAGRAM COMPANY LTD.
                          ----------------------------

                                 [SEAGRAM LOGO]
                          ----------------------------
                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER
                             CHASE SECURITIES INC.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
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